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Exhibit (a)(1)(i)

        OFFER TO PURCHASE

OSG Bulk Ships, Inc.,
a wholly owned subsidiary of Overseas Shipholding Group, Inc., is offering to purchase any and all common units in
OSG America L.P.
for $10.25 per unit in CASH

        OSG Bulk Ships, Inc. ("OSG Bulk"), a New York corporation and a wholly owned subsidiary of Overseas Shipholding Group, Inc. ("Parent"), a Delaware corporation, hereby offers to purchase any and all common units ("Units" and each holder of Units a "Unitholder") of OSG America L.P. (the "Partnership"), a Delaware limited partnership, validly tendered in response to our offer, without interest, upon the terms and subject to the conditions set forth herein and in the related letter of transmittal (the "Letter of Transmittal", which together with any amendments or supplements to this Offer to Purchase (the "Offer to Purchase") or thereto, collectively constitute the "Offer"). The Offer is conditioned on, among other things, more than 4,003,166 Units being tendered in the Offer. We currently own 8,000,435 (53.3%) of the outstanding Units, all of the 15,000,000 outstanding subordinated units and a 2% general partner interest, representing an aggregate economic interest of approximately 77.1%. Unless otherwise specified, references in this Offer to Purchase to "we," "our," "us" or "OSG" are to OSG Bulk and Parent, as applicable.

        If the Offer is successfully consummated, we will hold more than 80% of the outstanding Units and we plan to thereafter exercise our right pursuant to Section 15.01 of the amended and restated limited partnership agreement of the Partnership (the "Partnership Agreement") to purchase all of the Units that continue to remain outstanding after consummation of the Offer.

        Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of this transaction, passed upon the merits of this transaction, or passed upon the adequacy or accuracy of the disclosures in this Offer to Purchase. Any representation to the contrary is a criminal offense.

        If you decide to accept the Offer, you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal (or, in the case of a book entry transfer, an Agent's Message (as defined herein) in lieu of the Letter of Transmittal) and any other required documents to BNY Mellon Shareowner Services, which is acting as the Depositary (the "Depositary") in connection with the Offer, at its address set forth on the back of this Offer to Purchase. Questions and requests for assistance or for additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to Innisfree M&A Incorporated, which is acting as Information Agent (the "Information Agent") at (877) 825-8730.

        You are urged to carefully review this Offer to Purchase and to seek the advice of your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept the Offer.

OUR OFFER AND YOUR WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 4, 2009, UNLESS WE EXTEND THE DEADLINE.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Unitholders Call Toll-Free: (888) 750-5834
Banks & Brokers Call Collect: (212) 750-5833

November 5, 2009

        See "Risk Factors" beginning on page 5 of this Offer to Purchase for a description of risk factors that you should consider in connection with the Offer, including the following:

  •
  OSG is offering to buy all of the outstanding Units of the Partnership at $10.25 each in cash. In the Partnership's initial public offering (the "IPO") in November 2007, Units were priced at $19.00 per Unit. At July 29, 2009, the date immediately prior to which OSG announced its intention to pursue the Offer, the Units closed at $7.10 per Unit on the New York Stock Exchange ("NYSE"). As and when macroeconomic conditions improve and the shipping industry strengthens, the Units may realize substantial gains from the recent depressed trading prices.

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  The Offer represents a "going private" transaction. If the Offer is successfully consummated, we will own more than 80% of the outstanding Units and we plan to thereafter exercise our right to purchase all of the Units that continue to remain outstanding after consummation of the Offer at a price equal to the Offer price. As a result:

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  OSG will own all of the economic interests in the Partnership;

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  the Units will no longer be publicly traded; and

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  you will no longer have any interest in the Partnership's future earnings or growth.

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  We will not complete the Offer unless, among other things, more than 4,003,166 Units are tendered such that, after we purchase Units pursuant to the Offer, we would own more than 80% of the outstanding Units.

Page
SUMMARY TERM SHEET	1
RISK FACTORS	5
The Offer is intended to take the Partnership private.	5
The Offer price may not fully reflect future prospects.	5
The decision to tender could differ for each Unitholder.	5
The General Partner faces conflicts of interest with respect to the Offer.	5
The Offer is based on estimates and assumptions with respect to the Partnership's future performance that are inherently subject to significant economic and competitive uncertainties and contingencies.	5
The Offer does not reflect the liquidation value of the Units.	6
OSG is not making a recommendation regarding the Offer.	6
If we do not acquire more than 4,003,166 Units in the Offer, we may make a future Offer at a higher price.	6
If you tender, and we acquire, your Units in the Offer, you will no longer be entitled to distributions from the Partnership.	6
We control the Partnership.	7
We could delay acceptance of, and payment for, your Units.	7
We may not exercise the Repurchase Right immediately after the consummation of the Offer and during that time the market for your Units could be less liquid than it is today.	7
SPECIAL FACTORS	8
Background	8
Reasons for the Offer	12
Fairness of the Offer	16
Certain Projected Financial Data	19
Summary of Financial Advisors' Presentation to the Pricing Committee	23
Material Federal Income Tax Matters	31
Effects of the Offer	34
Conflicts of Interest and Transactions with Affiliates	34
Future Plans and Proposals	37
THE OFFER	38
1. Terms of the Offer; Expiration Date	38
2. Acceptance for Payment and Payment for Units	38
3. Procedure for Tendering Units	39
4. Withdrawal Rights	42
5. Extension of Tender Offer Period; Termination; Amendment; Subsequent Offering Period	42
6. Information Concerning Us and Certain of Our Affiliates	44
7. Certain Information Concerning The Partnership	45
8. Voting Power	47
9. Source of Funds	47
10. Dissenters' Rights	47
11. Conditions to the Offer	47
12. Certain Legal Matters	49
13. Fees and Expenses	50
ANNEX I OFFICERS AND DIRECTORS	I-1

i

SUMMARY TERM SHEET

        This summary term sheet highlights the most important information regarding the Offer. We encourage you to read this entire Offer to Purchase, which contains the full details of the Offer.

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  Offer.    Upon the terms and subject to the conditions set forth in this Offer to Purchase, we are offering to acquire any and all of the Units of the Partnership for $10.25 each in cash. The Offer is conditioned upon, among other things, more than 4,003,166 Units being validly tendered and not withdrawn such that, after we purchase Units pursuant to the Offer, we would own more than 80% of the outstanding Units. See "Special Factors—Fairness of the Offer," "—Effects of the Offer" and "The Offer—Section 1. Terms of the Offer; Expiration Date."

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  Who We Are.    We are Overseas Shipholding Group, Inc., a NYSE listed company. We and our affiliates currently own 8,000,435 (53.3%) of the outstanding Units. Our wholly owned subsidiary acts as the General Partner of the Partnership. We also own all of the 15,000,000 outstanding subordinated units of the Partnership and a 2% general partner interest and associated incentive distribution rights. Collectively, we and our affiliates own an aggregate of approximately 77.1% of the economic interests of the Partnership. See "The Offer—Section 6. Information Concerning Us and Certain of Our Affiliates."

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  Purpose of the Offer.    Prior to the Partnership's IPO in November 2007, we owned all of the business and assets that now comprise the Partnership. When we formed the Partnership in 2007, OSG envisioned the Partnership as a vehicle that would pursue expansion and modernization opportunities while distributing increasing quarterly cash payments to Unitholders over time. Due to the Partnership's low current Unit price relative to its IPO price, its high cost of capital, its limited debt capacity and the near- and long-term Jones Act market outlook, the Partnership's ability to pursue its initial growth strategy of fleet expansion and modernization has been adversely impacted and we expect this impact to continue. The Offer provides us the ability to once again own the total economic interests in the Partnership while providing you and other investors with an opportunity to liquidate your current investment that would otherwise be unavailable in the near-term given the Units' low trading volume.

    If we acquire more than 4,003,166 Units in the Offer, we plan to thereafter exercise our right to acquire all of the remaining Units that were not tendered in the Offer pursuant to Section 15.01 of the Partnership Agreement. If we exercise this right, we will mail to each holder of Units who did not tender its Units in the Offer a notice of our election to purchase its Units pursuant to Section 15.01(b), and such holder will receive, for each Unit, the greater of (x) the current per Unit market price (based on the average daily closing prices of the Units for the 20 consecutive trading days immediately prior to such date) as of the date three days prior to the date that the notice is mailed and (y) the price paid by us for the Units in the Offer (the "Repurchase Right"). We plan to exercise the Repurchase Right at such time as the price per Unit we are required to pay under the Partnership Agreement equals the Offer price.

    If the Repurchase Right is exercised, we will own all of the economic interests of the Partnership and will be entitled to all of the benefits resulting from those interests. These benefits include complete control of the Partnership and its assets and entitlement to any increase in its value. Similarly, we would also bear completely the risk of any losses incurred in the operation of the Partnership and any decrease in the value of the Partnership.

    If the Offer is not consummated, we may seek to acquire additional Units through open market purchases, privately negotiated transactions, an offer or exchange offer or otherwise, upon terms and at prices as we determine, which may be more or less than the Offer price. See "Special Factors—Reasons for the Offer," "—Effects of the Offer" and "—Future Plans and Proposals."

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  Delisting from NYSE.    If the Offer is consummated and we exercise the Repurchase Right, the Partnership will cease filing periodic reports with the SEC and the Units will no longer be listed on the NYSE or otherwise publicly traded. See "Special Factors—Reasons for the Offer," "—Effects of the Offer" and "—Future Plans and Proposals."

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  Conditions to the Offer.    The Offer is conditioned upon, among other things, more than 4,003,166 Units being validly tendered and not withdrawn. We will not waive this condition. The Offer is also subject to certain other conditions, which may be waived by us, including the absence of competing tender offers and the absence of certain changes in the financial markets. See "The Offer—Section 11. Conditions to the Offer."

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  Same Consideration in Repurchase Right.    If you do not tender your Units, and the Offer is successfully consummated, we plan to thereafter exercise the Repurchase Right. We plan to exercise the Repurchase Right at such time as the price per Unit we are required to pay under the Partnership Agreement equals the Offer price. Unitholders who sell their Units in the Offer will receive cash for their Units sooner than Unitholders who wait for the Repurchase Right to be exercised. See "Special Factors—Effects of the Offer."

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  Conflicts Committee Recommendation.    The conflicts committee of the General Partner (the "Conflicts Committee") consists of three independent directors. The Conflicts Committee has carefully reviewed the Offer. The Conflicts Committee has determined, on behalf of the General Partner, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates) and recommends that Unitholders tender their Units to OSG pursuant to the Offer. The Conflicts Committee's determination is based on the information and the factors set forth in the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 the ("Schedule 14D-9"), which has been filed with the SEC and is being mailed to Unitholders with this Offer to Purchase. In reaching its determination, the Conflicts Committee considered, among other things, its discussions with, and the written opinion of its financial advisor, Lazard Frères & Co. LLC ("Lazard"), dated September 24, 2009, to the effect that, as of such date and based upon and subject to the assumptions made, the matters considered and limitations on the review undertaken described in the opinion, the $10.25 per Unit to be paid in the Offer was fair, from a financial point of view, to Unitholders other than OSG and its affiliates. Each Unitholder should make its own decision whether or not to tender. You are urged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept the Offer. YOU ARE URGED TO READ THIS OFFER TO PURCHASE AND THE SCHEDULE 14D-9 AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER YOUR UNITS.

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  Fairness Opinion of the Financial Advisor to the Conflicts Committee.    Lazard's opinion is summarized in and attached as an annex to, and a description of the other factors considered by the Conflicts Committee in making the determinations and recommendation described above are set forth in, the Schedule 14D-9, which has been filed with the SEC and is being mailed to Unitholders with this Offer to Purchase. The opinion was based in part on information and assumptions provided by the management of OSG. The opinion was given for the purpose of assisting the Conflicts Committee in its considerations regarding the Offer. The opinion is not intended to, and does not, constitute a recommendation to any Unitholder as to whether such Unitholder should tender Units in the Offer or how such Unitholder should act with respect to the Offer or any matter relating to the Offer.

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  No Recommendation by OSG.    OSG does not make any recommendation regarding whether you should accept or reject the Offer. We believe that the Offer price and the Offer are fair to unaffiliated Unitholders. Our determination is based on the information and the factors set forth under "Special Factors—Fairness of the Offer."

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  Presentation of the Financial Advisors to the Pricing Committee.    At a meeting of the pricing committee of the board of directors of OSG (the "Pricing Committee") held on October 8, 2009, OSG's Financial Advisors (as defined herein) presented certain financial analyses in connection with the Offer. The scope of the financial analyses undertaken by OSG's Financial Advisors was based on discussions with, and was reviewed and approved by, OSG (including, without limitation, regarding the methodologies utilized). In addition, the financial analyses performed by OSG's Financial Advisors did not and do not constitute, nor did OSG request OSG's Financial Advisors to provide, their opinion or view as to any matter (including, without limitation, the value of the Units or the fairness, from a financial point of view or otherwise, to OSG, the Partnership, the Unitholders or any other party of the Offer price). Had OSG's Financial Advisors been requested by OSG to provide such an opinion or view, or to provide support for a fair or appropriate valuation of the Units not held by OSG and its affiliates, the information, comparisons and analyses presented by OSG's Financial Advisors in the discussion materials might have been significantly different. The full text of the presentation materials to the Pricing Committee, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the scope of the work undertaken by OSG's Financial Advisors in preparing their analyses is attached as Exhibit (c) to the Schedule TO filed with the SEC on November 5, 2009 in connection with the Offer. You are encouraged to read the entire presentation carefully, together with the information contained in the section entitled "Special Factors—Summary of Financial Advisors' Presentation to the Pricing Committee." OSG's Financial Advisors' analyses and presentation were performed at the request of OSG management and are directed to the Pricing Committee in connection with its consideration of the Offer. Neither the presentation materials nor the summary contained herein constitutes a recommendation or opinion as to whether Unitholders should tender their Units in the Offer or as to any other action any Unitholder should take or refrain from taking in connection with the Offer. See "Special Factors—Summary of Financial Advisors' Presentation to the Pricing Committee."

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  Tax Consequences.    Your sale of Units in the Offer will be a taxable transaction for federal income tax purposes. The consequences to each Unitholder may vary and you should consult your tax advisor on the precise tax consequences to you. See "Special Factors—Material Federal Income Tax Matters."

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  Expiration Date.    The Offer, expires at 11:59 P.M. New York City time, on December 4, 2009, unless extended, and you can tender your Units until the Offer expires. In the event we extend the Offer, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of the Offer. See "The Offer—Section 1. Terms of the Offer; Expiration Date" and "—Section 5. Extension of Tender Offer Period; Termination; Amendment; Subsequent Offering Period."

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  How to Tender.    To tender your Units, complete the accompanying Letter of Transmittal (or, in the case of a book entry transfer, an Agent's Message (as defined herein) in lieu of the Letter of Transmittal) and send it, along with any other documents required by the Letter of Transmittal, to the Depositary, BNY Mellon Shareowner Services, at the address set forth on the back of this Offer to Purchase. See "The Offer—Section 3. Procedure for Tendering Units."

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  Withdrawal Rights.    You can withdraw your Units at any time prior to the expiration of the Offer, including any extensions. If you properly withdraw all of the Units you previously tendered in the Offer, the corresponding Letter of Transmittal will be deemed revoked and of no force or effect. To withdraw your Units, you need to send a notice of withdrawal to the

    Depositary, identifying yourself and the Units to be withdrawn. See "The Offer—Section 4. Withdrawal Rights."

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  Litigation.    In connection with the Offer, two purported class action complaints on behalf of Unitholders have been filed separately by an individual and an entity each claiming to be a Unitholder of the Partnership. Both complaints purport to assert claims for breaches of fiduciary duties, among other things. Both complaints allege, among other things, that the Offer price is unfair and inadequate, and that the Offer involves a process that is alleged to be either unfair or inadequate. The defendants believe that the claims made in these complaints are without merit and intend to vigorously defend against these actions. See "The Offer—Section 12. Certain Legal Matters."

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  Additional Information.    For assistance in tendering your Units, please contact our Information Agent at its address or the telephone number set forth on the back cover page of this Offer to Purchase.

RISK FACTORS

        Before deciding whether or not to tender any of your Units, you should consider carefully the following risks and disadvantages of the Offer:

The Offer is intended to take the Partnership private.

        If the Offer is successfully consummated, we will own more than 80% of the outstanding Units, and we plan to thereafter exercise the Repurchase Right. As a result:

  •
  OSG will own all of the economic interests of the Partnership;

  •
  the Units will no longer be publicly traded; and

  •
  you will no longer have any interest in the Partnership's future earnings or growth.

The Offer price may not fully reflect future prospects.

        OSG is offering to buy all of the outstanding Units of the Partnership at $10.25 per Unit in cash. In the Partnership's IPO, Units were offered and sold at a price of $19.00 each. At July 29, 2009, the Units closed at $7.10 each on the NYSE. The Units have declined substantially in value since the IPO, similar to the U.S. "coastwise" trade in general. The Offer price does not necessarily fully ascribe value to potential future improvements in shipping revenues and income, including those due to the cyclical nature of the currently depressed shipping industry as a whole. If the operating performance of the fleet improves, when macroeconomic conditions improve, and the shipping industry strengthens, the Units may realize substantial gains from the recent depressed trading prices. The Offer price might have been higher if it took into account a more robust improvement of the industry or we undertook the Offer at a later date. See "Special Factors—Future Plans and Proposals" and "The Offer—Section 7. Certain Information Concerning The Partnership."

The decision to tender could differ for each Unitholder.

        Although the Conflicts Committee has determined, on behalf of the General Partner, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates) and recommends that Unitholders tender their Units to OSG pursuant to the Offer, you must make your own decision whether or not to participate in the Offer based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, other financial opportunities available to you, your tax position and the tax consequences to you of selling your Units. You are encouraged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this Offer.

The General Partner faces conflicts of interest with respect to the Offer.

        The General Partner is our wholly owned subsidiary and, therefore, has substantial conflicts of interest with respect to the Offer. We are making the Offer with a view toward enhancing the value of OSG. There is a conflict between our desire to purchase your Units at a low price and your desire to sell your Units at a high price.

The Offer is based on estimates and assumptions with respect to the Partnership's future performance that are inherently subject to significant economic and competitive uncertainties and contingencies.

        The projections prepared by management of OSG and upon which OSG and the Pricing Committee of the board of directors relied in formulating the Offer and upon which OSG's Financial Advisors (as defined herein) relied for purposes of their analyses and presentation are based on numerous assumptions concerning industry performance, including Energy Information Administration of the U.S. Department of Energy (the "EIA") forecasts of supply and demand for refined petroleum products and management's assumptions regarding the Partnership's operations, business prospects and other revenue and operating assumptions. Projected information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in the Partnership's filings with the SEC and elsewhere in this Offer to Purchase. These uncertainties and contingencies are difficult to predict, and many are beyond the ability of OSG or the Partnership to control. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than the projected results.

The Offer does not reflect the liquidation value of the Units.

        The Units have a preference relative to the subordinated units in the event of a liquidation of the Partnership. However, OSG did not consider the liquidation value of the Partnership's assets, and did not, or request OSG's Financial Advisers to, perform a liquidation analysis, because it considers the Partnership to be a viable going concern. In addition, the liquidation of the Partnership's assets was not considered to be a realistic alternative based on OSG's desire to continue to conduct the Partnership's business as a subsidiary of OSG and remain an integral component of OSG's overall long-term growth strategy. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Units, and OSG believes that the liquidation value of the Partnership is irrelevant to a determination as to whether the Offer is fair to Unitholders.

OSG is not making a recommendation regarding the Offer.

        We make no recommendation as to whether or not you should tender or refrain from tendering your Units because each Unitholder's circumstances may differ from those of other Unitholders. Although we believe the Offer is fair, you must make your own decision whether or not to participate in the Offer based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, other financial opportunities available to you, your tax position and the tax consequences to you of selling your Units. You are urged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept the Offer.

If we do not acquire more than 4,003,166 Units in the Offer, we may make a future Offer at a higher price.

        It is possible that we may conduct a future Offer at a higher price, although we have no obligation or current intention to do so. Our decision to conduct a future Offer will depend on, among other things, the performance of the Partnership, prevailing economic conditions and our interest in acquiring additional Units at that time.

If you tender, and we acquire, your Units in the Offer, you will no longer be entitled to distributions from the Partnership.

        If you tender, and we acquire, your Units in response to the Offer, you will transfer to us all right, title and interest in and to all of the Units we accept and the right to receive all distributions in respect of such Units on and after the date on which we accept such Units for purchase. Accordingly, for any Units that we acquire from you, you will not receive any future distributions from operating cash flow of the Partnership or upon a sale of the Partnership's fleet.

 We control the Partnership.

        Decisions with respect to the day-to-day management of the Partnership are the responsibility of the General Partner. Because the General Partner is our wholly owned subsidiary, we control the management of the Partnership. Under the Partnership Agreement, Unitholders holding a majority of the outstanding Units must approve certain extraordinary transactions, including the election of a new General Partner, most amendments to the Partnership Agreement and the sale of all or substantially all of the Partnership's assets. We and our affiliates own 8,000,435 (53.3%) of the total outstanding Units of the Partnership. Because we and our affiliates own a majority of the outstanding Units, we have the ability to control any vote of Unitholders.

We could delay acceptance of, and payment for, your Units.

        We reserve the right to extend the period of time during which the Offer is open and thereby delay acceptance for payment of any tendered Units. The Offer may be extended in our reasonable discretion and no payment will be made in respect of tendered Units until the expiration of the Offer and acceptance of Units for payment. Promptly after expiration of the Offer we will pay for properly tendered Units if the Offer is consummated or return properly tendered Units if the Offer is not consummated.

We may not exercise the Repurchase Right immediately after the consummation of the Offer and during that time the market for your Units could be less liquid than it is today.

        We plan to exercise the Repurchase Right at such time as the price per Unit we are required to pay under the Partnership Agreement equals the Offer price. In the interim, the market for your Units could be less liquid than it is today because there will be fewer Units trading in the market and the Units may no longer be listed on the NYSE or otherwise publicly traded.

        For additional risk factors concerning the Partnership and its business independent of the Offer, you are urged to read "Risk Factors" in the Partnership's Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the three months ended March 31, 2009 and June 30, 2009.

SPECIAL FACTORS

        In reviewing the Offer and before deciding whether or not to tender any of your Units, you should consider carefully the information discussed in this Special Factors section of this Offer to Purchase.

Background

        The Partnership is the largest operator, based on barrel-carrying capacity, of U.S. flag product carriers and ocean-going barges transporting refined petroleum products. It was formed in 2007 by its parent, OSG, a market leader in providing global energy transportation services. In November 2007, the Partnership completed the IPO of 7,500,000 Units at a public offering price of $19.00 each resulting in net proceeds to the Partnership of $129,256,000. The Units are listed on the NYSE under the symbol "OSP". Due to deterioration in the shipping industry and general economic conditions in the United States since early 2008, the Units have experienced a material decline from the IPO price, down 63% as of July 29, 2009, the date OSG announced its intention to pursue the Offer.

        The Partnership's operating fleet of product carriers and barges consists of twenty-three vessels including fourteen product carriers, eight articulated tug barges ("ATBs") and one conventional tug-barge unit ("CTB"), with an aggregate carrying capacity of approximately 6.8 million barrels.

        The majority of the Partnership's vessels transport refined petroleum products in the U.S. "coastwise" trade protected by the Merchant Marine Act of 1920 (as amended, the "Jones Act") over four major trade routes from refineries located:

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  on the Gulf Coast to Florida, the Atlantic Coast and the West Coast;

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  on the West Coast to Southern California and Oregon;

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  on the East Coast to New England; and

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  in Alaska to the continental United States.

        The Gulf Coast to Florida trade route is the most active of these trade routes due to the absence of pipelines that service Florida. The Partnership also provides lightering services on the East Coast by offloading crude oil from large crude-oil tankers and transporting it to refineries in the Delaware River Basin.

        In light of the continuing weakness of the Jones Act market, during the first half of 2008, OSG and the General Partner considered various alternatives for the Partnership to enhance Unitholder value. Alternatives considered included (1) strategic acquisitions, (2) operating and administrative cost-cutting measures and (3) additional support from OSG. In 2008, OSG (a) agreed to time charter-in five vessels from the Partnership (two ATBs, the OSG Columbia/OSG 242 and the OSG Independence/OSG 243, and three product carriers, the Overseas New Orleans, the Overseas Philadelphia and the Overseas Puget Sound) through December 31, 2009, providing the Partnership with approximately $7.7 million in net cash flow from April 2008 (or such later date commencing upon expiry of a given vessel's then current charter) through September 2009, (b) assigned contracts of affreightment for its lightering business in the Delaware Bay and agreed to charter-out two ATBs to the Partnership (the OSG Liberty/M300 and the OSG Constitution/OSG 400) to service those contracts, providing the Partnership with approximately $10.1 million in net cash flow from April 2008 through September 2009 and (c) purchased 500,435 Units at the then prevailing market price of $5.60 per Unit in an unsolicited private sale in early October 2008.

        The rate environment, based on lower oil consumption in the U.S. and the overcapacity in the Jones Act tanker market, continued to be a challenge to the Partnership during the second half of 2008. As a consequence, and because the Units were trading at such depressed prices, OSG began to analyze the costs and benefits of a possible tender offer for all of the publicly-held Units and formed a small internal work team, together with its outside legal counsel Simpson Thacher & Bartlett LLP ("Simpson Thacher"), to further explore that possibility.

        In September and October 2008, OSG met and interviewed various financial advisors to represent OSG, ultimately retaining Merrill Lynch, Pierce, Fenner & Smith Incorporated (which was subsequently acquired by Bank of America Corporation and is hereafter referred to as "BofA Merrill Lynch"), as financial advisor to OSG in connection with the possible tender offer.

        In late October 2008, the Conflicts Committee of the board of directors of the General Partner was advised that OSG was evaluating whether to offer to purchase all of the publicly-held Units. The Conflicts Committee, composed of the three independent directors on the board of directors of the General Partner, is authorized to review and act upon matters referred to it where a conflict of interest, such as the Offer, arises between OSG, on the one hand, and the Partnership or its partners (other than OSG), on the other hand.

        On December 16, 2008, in an executive session of OSG's board of directors, Mr. Morten Arntzen, President and Chief Executive Officer of OSG and Chairman of the board of directors of the General Partner, and Mr. Myles R. Itkin, Executive Vice President and Chief Financial Officer of OSG and then Chief Financial Officer of the General Partner (Mr. Itkin is currently the Chief Executive Officer of the General Partner), updated OSG's board of directors on management's consideration of a proposal to restore the Partnership to a wholly owned subsidiary of OSG.

        In December 2008, the Conflicts Committee interviewed various law firms and financial advisors to represent the Conflicts Committee in the event of a tender offer and engaged Jones Day ("Jones Day"), as legal counsel, and Lazard, as financial advisor.

        On December 23, 2008, Mr. Itkin and Mr. James G. Dolphin, the chairman of the Conflicts Committee, participated in an informal telephone call. During the call, Mr. Itkin expressed OSG's preliminary interest in acquiring through a tender offer all of the publicly-held Units for $6.50 per Unit (the Units closed that day at $5.07 each). Mr. Dolphin did not engage in negotiations with Mr. Itkin regarding a possible transaction during the meeting. In January 2009, Mr. Dolphin advised Mr. Itkin that the Conflicts Committee had no interest in a tender offer at $6.50 per Unit because the then recent trading price of the Units was above the preliminary price indicated by Mr. Itkin.

        During the first half of 2009, OSG focused its efforts on completing negotiations with Bender Shipbuilding & Repair ("Bender") and achieving a settlement with American Shipping Company and certain of its affiliates (collectively, "AMSC"), in each case with respect to the delivery of certain vessels. Accordingly, OSG determined to delay substantive discussions with respect to the potential tender transaction. In March 2009, the Partnership announced a suspension of the on-going arbitration with AMSC and the signing of a nonbinding agreement in principle to settle all of the then outstanding commercial disputes with AMSC. On April 20, 2009, OSG's Financial Advisors presented certain financial analyses to OSG management which reflected, among other things, the terms of the February 2009 nonbinding proposal with AMSC and that only two of the Bender ATBs would be completed.

        In February 2009, representatives of Lazard conducted due diligence meetings at the operational headquarters of the Partnership in Tampa, Florida.

        On March 2, 2009 the Partnership publicly announced its operating results for the 2008 fiscal year. The Partnership reported a net loss of $54.5 million, due to noncash charges of $62.9 million for goodwill impairment and $21.1 million for vessel impairment. The Partnership also announced that Bender would not be able to complete the six ATBs (for OSG) and two 8,000 horsepower tugboats (for the Partnership) being constructed by Bender due to Bender's poor financial condition. As a result, OSG and the Partnership were negotiating contract terminations with Bender and their intention was to complete two of the six ATBs and two tugboats at alternative yards.

        On May 4, 2009, the Partnership publicly announced its operating results for the first quarter of 2009. The Partnership also announced that the contracts with Bender had been terminated. The Partnership lowered its guidance for distributable cash flow for 2009 from $53.6 million to $43 million and indicated that it was closely monitoring Jones Act developments and Partnership performance and the effect, if any, on the Partnership's cash distribution policy.

        At the June meeting of OSG's board of directors, Mr. Itkin briefed the board on the proposed tender offer and the board instructed management to pursue the tender offer. The OSG board of directors also established the Pricing Committee consisting of Mr. Arntzen, Mr. Itkin and Mr. Michael J. Zimmerman, the non-executive chairman of OSG's board of directors.

        In June 2009, OSG retained Evercore Group L.L.C. ("Evercore" and, collectively with BofA Merrill Lynch, "OSG's Financial Advisors") as a co-financial advisor to OSG in connection with the potential tender offer. With the assistance of Simpson Thacher and OSG's Financial Advisors, OSG's management prepared materials indicating OSG's interest in possibly acquiring the publicly-held Units for a price per Unit of $8.00.

        On June 17, 2009, Mr. Itkin met with Mr. Dolphin at Mr. Dolphin's office in New York. At the meeting, Mr. Itkin expressed OSG's interest in possibly acquiring through a tender offer the publicly-held Units for $8.00 per Unit. During the meeting Mr. Dolphin was provided with a copy of the management prepared materials, supporting a possible offer of $8.00 per Unit. Mr. Dolphin did not engage in negotiations with Mr. Itkin regarding a possible transaction during the meeting.

        On June 18, 2009, the board of directors of the General Partner authorized the Conflicts Committee to consider and evaluate a potential tender offer, ratified the retention of Lazard and Jones Day and ratified any other actions previously taken by the Conflicts Committee in connection therewith. During June and July of 2009, management of OSG cooperated with Lazard in providing requested due diligence materials.

        On June 29, 2009, representatives of Lazard conducted further due diligence meetings at the operational headquarters of the Partnership in Tampa, Florida with Capt. Robert E. Johnston, Senior Vice President of OSG and Head of OSG's U.S. Flag Strategic Business Unit and Mr. Eric Smith, Chief Commercial Officer and Head of Governmental Affairs for OSG's U.S. Flag Strategic Business Unit. Capt. Johnston is also a member of the board of directors of the General Partner.

        On July 27, 2009, a telephonic informal meeting of the board of directors of the General Partner was held to discuss the feasibility of paying the regular quarterly distribution and the possibility of an OSG tender offer. On July 29, 2009, at the regular meeting of the board of directors of the General Partner, the directors approved payment of the regular quarterly distribution. Shortly after that meeting, OSG sent a letter to the Conflicts Committee announcing its intention to commence a tender offer for all of the publicly-held Units at $8.00 per Unit in cash. The Partnership thereupon publicly announced the receipt of the letter from OSG.

        On August 5, 2009, the Partnership announced its cash flow and operating results for the quarter ended June 30, 2009. On August 6, 2009, legal counsel to the Conflicts Committee sent a letter to OSG expressing the informal sense of the Conflicts Committee that, were OSG to proceed with the proposed tender offer at $8.00 per Unit, the Conflicts Committee would recommend that Unitholders reject the offer and not tender their Units pursuant to the Offer.

        On August 27, 2009, at a special meeting of the board of directors of the General Partner, the directors approved the revised non-binding settlement proposal with AMSC (the "Universal Settlement Proposal").

        During August and September 2009, various discussions were held between Mr. Itkin and members of the Conflicts Committee, and their respective advisors, regarding the fair value of the Units. During this time, OSG's Financial Advisors updated their valuation analyses to reflect the Universal Settlement Proposal. In mid-September, OSG and Simpson Thacher discussed the process for OSG raising its offer price.

        On September 21, 2009, a representative of Simpson Thacher informed Jones Day that OSG would not be willing to increase its indicated price to $10.75 per Unit. Later that day, a representative of Jones Day informed Simpson Thacher that the Committee might be willing to determine that a price of $10.25 per Unit would be fair to Unitholders (other than OSG and its affiliates) from a financial point of view. The representative of Jones Day also informed Simpson Thacher of the Conflicts Committee's view that, subject to the receipt of information regarding the Partnership's results of operations in the third quarter, it would be appropriate for the board of directors of the General Partner to consider whether a distribution should be declared on the Units at the board of directors of the General Partner's regularly scheduled meeting in October 2009 to review quarterly results and distributions on the Units and, conversely, that it would be inappropriate for the board of directors of the General Partner to determine at this time that no distribution should be paid. The Simpson Thacher representative subsequently indicated that, while no decision would be made by the board of directors of the General Partner with respect to the next distribution prior to the regularly scheduled meeting of the board of directors of the General Partner on October 29, 2009, OSG and the OSG nominees on the board of directors of the General Partner believed that a distribution should not be paid in light of the Partnership's future prospects.

        On September 22, 2009, a representative of Simpson Thacher delivered to Jones Day draft Offer documentation containing the material non-financial terms pursuant to which OSG would offer to purchase any and all Units validly tendered in response to the Offer. In subsequent days, Jones Day requested, and Simpson Thacher accepted, certain changes to the Offer documentation, particularly (1) to clarify OSG's intent to acquire non-tendered Units at not less than the tender offer price if the tender offer was completed and (2) to eliminate a material adverse change and certain other conditions that had appeared in the draft tender offer documentation Simpson Thacher had provided.

        On September 23, 2009, a representative of OSG confirmed to a representative of Jones Day that OSG had increased its proposed purchase price to $10.25 per Unit, subject to the Conflicts Committee determining that such price was fair to Unitholders (other than OSG and its affiliates) from a financial point of view and also that the Conflicts Committee would be no less favorable than neutral with respect to its recommendation whether Unitholders should tender their Units pursuant to the tender offer. A representative of Jones Day informed the representative of OSG that the Conflicts Committee had determined that it would not be making a determination as to whether it recommended that Unitholders tender Units pursuant to the tender offer until the tender offer documentation was substantially complete. The representative of OSG later indicated that its willingness to increase its indicated price was not contingent on such a determination.

        On September 24, 2009, OSG announced its decision to increase the Offer price to $10.25 per Unit. The Conflicts Committee informed OSG that OSG's increased price of $10.25 per Unit was fair to Unitholders, from a financial point of view, as of that date.

        On October 8, 2009, OSG's Financial Advisors presented to the Pricing Committee certain financial analyses in connection with the Offer. The presentation is described in more detail in "Special Factors—Summary of Financial Advisors' Presentation to the Pricing Committee." The full text of the presentation materials to the Pricing Committee, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the scope of the work undertaken by OSG's Financial Advisors in preparing their analyses is attached as Exhibit (c) to the Schedule TO filed with the SEC on November 5, 2009 in connection with the Offer.

        On October 29, 2009, a telephonic meeting of the board of directors of the General Partner was held to discuss the feasibility of paying the regular quarterly distribution. The board of directors of the General Partner, in a four-to-three vote, approved the suspension of the third quarter distribution to both Unitholders and subordinated unitholders. The three Conflicts Committee members voted against the suspension of distributions to Unitholders.

        On November 4, 2009, the Conflicts Committee met and subsequently advised OSG that the Conflicts Committee had determined, on behalf of the General Partner, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates) and would recommend that Unitholders tender their Units to OSG pursuant to the Offer.

Reasons for the Offer

        OSG is one of the world's leading bulk shipping companies engaged primarily in the ocean transportation of crude oil and petroleum products. The U.S. "coastwise" shipping services offered by the Partnership are a natural adjunct to the other business units of OSG. The purpose of the Offer is to acquire for cash as many outstanding Units as possible, as a first step in acquiring the total economic interest of the Partnership not owned by us. The second step, the exercise of the Repurchase Right, is intended to eliminate any remaining minority interest. If we exercise the Repurchase Right, the Partnership would become a wholly owned subsidiary of OSG and the Units would no longer trade publicly. In that case, we will own 100% of the economic interests of the Partnership and will be entitled to all of the benefits resulting from those interests.

        We are initiating this transaction because, as described in more detail below, we believe that there is no significant advantage, to OSG, for the Partnership to remain publicly traded, and OSG would realize various benefits from the Partnership becoming a 100% subsidiary of OSG.

        OSG believes the Partnership no longer serves its original purpose.    OSG formed the Partnership in November 2007 to publicly highlight OSG's Jones Act business. As a separate entity with a well-valued public currency and access to debt markets, the Partnership was expected to pursue growth opportunities that OSG believed were available at the time of the IPO. At that time, OSG believed that the Partnership could: (i) increase its market share based on expansion and modernization of its fleet by exercising options to purchase or charter-in ten additional vessels, increasing its aggregate carrying capacity from 4.9 million to 8.8 million barrels over the course of four years; (ii) capitalize on its relationship with OSG to secure medium- and long-term contracts with customers; (iii) generate the stable cash flows that term charter coverage with high-quality customers would provide; (iv) expand into related segments such as shuttle tankers in the Gulf of Mexico and optimize the lightering business in the Delaware Bay and (v) benefit from the financial flexibility provided by the Partnership's $200 million senior secured revolving credit agreement and publicly traded equity.

        Although the Partnership executed a number of its initial strategic initiatives (including the purchase of the Overseas New Orleans and the Overseas Philadelphia, each of which had been previously operated under capital leases and the orderly addition of five chartered-in Handysize product carriers that were part of its IPO), in early 2008 the Partnership's projected cash flows from the five vessels trading in the Jones Act spot market were reduced. To address the reduced cash flow, OSG provided the Partnership with various types of support. In 2008, OSG (a) agreed to time charter-in five vessels from the Partnership (two ATBs, the OSG Columbia/OSG 242 and the OSG Independence/OSG 243, and three product carriers, the Overseas New Orleans, the Overseas Philadelphia and the Overseas Puget Sound) through December 31, 2009, providing the Partnership with approximately $7.7 million in net cash flow from April 2008 (or such later date commencing upon expiry of a given vessel's then current charter) through September 2009, (b) assigned contracts of affreightment for its lightering business in the Delaware Bay and agreed to charter-out two ATBs to the Partnership (the OSG Liberty/M300 and the OSG Constitution/OSG 400) to service those contracts, providing the Partnership with approximately $10.1 million in net cash flow from April 2008 through September 2009 (the OSG Liberty/M300 was redelivered to OSG in December 2008) and (c) purchased 500,435 Units at the then prevailing market price of $5.60 per Unit in an unsolicited private sale in early October 2008.

        Despite OSG support, the Partnership continued to face challenges. In the Partnership's fiscal 2007 earnings release the Partnership announced the delayed delivery of six ATBs on order at Bender and in its third quarter 2008 earnings release delivery dates on the vessels were further delayed. In addition, the Partnership took an impairment charge on the Overseas Integrity and the vessel was placed in lay up (and subsequently sold). The reduction in availability and increased cost of credit and equity-based financing, if available at all, has further hampered the Partnership's ability to finance its remaining newbuild vessels. OSG believes that these difficulties have combined to eliminate opportunities that the Partnership was formed to pursue, severely impact the Partnership's ability to pursue fleet expansion and modernization, and impair the Partnership's ability to continue to pay the minimum quarterly distribution to holders of the Units.

        Declining Jones Act market fundamentals and weak spot rate environment.    The Partnership's business and operations have been materially impacted by the overall industry weakness. The decline in charter rates and the deteriorating Jones Act market fundamentals make it unattractive to continue operating the Partnership as a stand-alone business. The Partnership's contract expirations over the next three years will result in increased exposure to a weaker market environment. Based on current contract expirations, the percentage of revenue related to term charters is projected to decline from an expected level of 85% for the second half of 2009 to an expected 2011 level of 54%. Although some of the expiring contracts will likely be renewed, albeit at lower rates, the vessels not under term charter will be exposed to the weak spot rate market environment.

        Reduced demand for refined products in the U.S. is putting downward pressure on rates for Jones Act tankers. The latest report by the EIA indicates that the U.S. refined product demand declined by approximately 5.7% in 2008, and the EIA forecasts a decline of 3.7% in 2009. Refined product demand in the U.S. in 2009 is forecast to be 18.6 million barrels per day, 9% below 2006 actual demand of 20.7 million barrels per day. Weak refined product demand has resulted in low refining margins and has pushed U.S. Gulf Coast refinery utilizations in the first half of 2009 to their lowest levels since the 1991/1992 timeframe. In addition, the decreased refined product demand has also resulted in a significant decline in forecast refinery expansion projects since the Partnership's IPO. Only two announced refinery expansion projects are expected to occur in the near term, adding approximately 500,000 barrels per day of additional capacity, about half the amount forecasted at the time of the IPO. Valero Energy Corporation, ConocoPhillips and Petroleo Brasileiro S.A. have cancelled or deferred one or more crude expansion and/or refinery upgrade projects. The resulting reduction in current refining utilization levels and forecast refinery expansions have reduced and will continue to reduce Jones Act tanker movements and ton-mile demand (an industry measure of demand calculated as the average distance cargo is transported multiplied by the volume of cargo moved), especially for longer-haul movements from the U.S. Gulf Coast to the U.S. West Coast.

        The reduced demand for transportation is reflected in the fact that two vessels or approximately 9% of the Partnership's fleet are currently in lay-up and most of the fleet that is deployed in the spot or voyage charter market is operating at lower utilization. We believe that this significant spare capacity will keep charter rates reduced for an extended period of time and make it difficult to project when rates will rebound. Additionally, the Partnership's customers may not accept, or may offer reduced rates for, rebuilt vessels in the future. As a stand-alone business, the Partnership has no other business lines to offset these weak Jones Act market conditions.

        OSG believes there is uncertainty due to the decision not to complete all of the ATBs and tugboats that were started at Bender and the financial conditions at AMSC.    As a stand-alone business, the Partnership faces significant risks that it will not be able to acquire the vessels necessary to expand and modernize its fleet. In March 2009, the Partnership, OSG and Bender terminated the construction agreements pursuant to which Bender was building six ATBs for OSG and two tugboats for the Partnership. These agreements were terminated because of Bender's lack of performance under such agreements and its lack of liquidity and poor financial condition. In connection with the termination, the Partnership and

OSG took title to the two partially completed tugboats and ATBs, respectively. OSG and the Partnership have determined to complete two of the six ATBs and the two tugboats at alternative yards with final construction costs substantially higher than the contract prices with Bender. The Partnership has the option to purchase the two ATBs from OSG.

        In June 2009, certain creditors of Bender filed an involuntary Chapter 7 bankruptcy petition against Bender claiming that Bender was insolvent and raising questions about Bender's pre-petition transfer of assets, specifically transfers of the vessels to OSG and the Partnership in connection with the termination of their respective contracts with Bender. Bender subsequently converted the involuntary proceeding into a voluntary Chapter 11 reorganization. As creditors of Bender have raised questions regarding the termination agreement transaction it is likely that the transaction will be reviewed, and possibly challenged, by authorized parties-in-interest in the bankruptcy. The Partnership and OSG believe that the termination transaction was valid and for fair consideration and that each have strong and meritorious defenses in the event of a challenge, but no assurance can be given that the bankruptcy court will agree. If the bankruptcy court were to sustain a challenge to the transaction, the Partnership could be required to pay Bender additional sums for the partially completed tugboats and related equipment that were transferred to the Partnership in connection with the termination agreement transaction. In such case, the payment of the additional amounts would have an adverse effect on the Partnership. No assurance can be given that the Partnership's positions with respect to the termination agreement transaction will be upheld.

        In June 2005, OSG signed agreements to bareboat charter-in ten Jones Act product tankers from AMSC that are being constructed by Aker Philadelphia Shipyard, Inc. ("APSI"). The order was increased to 12 ships in October 2007. The bareboat charter agreements for eight such vessels were assigned to the Partnership at the time of its IPO. The terms of the existing transaction also provided for profit sharing with AMSC, initial charter terms of five or seven years and charter extensions for the lives of the vessels at the option of the Partnership. Seven of these vessels have been delivered by the shipyard and are currently on bareboat charter to the Partnership and trading in the Jones Act Market. The remaining vessel is scheduled to be delivered by AMSC in June 2010. The Partnership also has options to acquire from OSG the four remaining vessels (two of which are to be converted to shuttle tankers for OSG by an unrelated shipyard) to be completed by APSI, between late 2009 and early 2011.

        On August 31, 2009, OSG announced that it had signed a nonbinding settlement proposal with AMSC and APSI that seeks to settle all outstanding commercial disagreements between the respective companies (the "Universal Settlement Proposal"). The Universal Settlement Proposal is intended to resolve certain liquidity issues previously disclosed by AMSC and APSI, in order to enable APSI to complete the last vessels in the 12-ship newbuild program. The terms of the Universal Settlement Proposal provide for, among other things, OSG to purchase, rather than bareboat charter-in, the two additional product tankers acquired in 2007 that will be converted to shuttle tankers at an alternate shipyard. Given the expected increased costs for the shuttle tankers, the decreased availability of financing to fund the purchase of these vessels and the current spot-rate environment in the Jones Act market, it is uncertain whether the Partnership would choose (or have the financing available) to acquire all of these vessels.

        The proposal also provides for the dismissal with prejudice of all the claims in the arbitration among the parties and contains a number of provisions materially altering the prior agreements among the parties, including the profit sharing arrangements. The proposal is nonbinding and there can be no assurance that definitive agreements will be entered into. In addition, the proposal is subject to certain conditions precedent, including the receipt of third party approvals from various lenders and governmental authorities, the execution and delivery of satisfactory definitive documentation and the completion of satisfactory due diligence.

        If the challenges to the Bender transaction are sustained or definitive agreements with AMSC and APSI cannot be reached and APSI does not deliver the remaining vessels to OSG or the Partnership, the Partnership may face significantly higher costs as it attempts to expand and modernize its fleet, if it can do so at all.

        OSG believes that there is uncertainty with respect to distributions.    The factors above are expected to adversely affect the Partnership's ability to pay distributions on all of its outstanding Units and subordinated units in the near term. While we continue to believe that the Partnership can generate attractive long-term returns, as a result of deteriorating Jones Act market conditions, we expect the Partnership's distributable cash flow generated from operations in the second half of 2009 through 2010 to be materially below that required to fund its minimum quarterly distribution. On October 29, 2009, the General Partner's board of directors determined to suspend the Partnership's quarterly dividend, for at least the third quarter. While the Partnership's distribution policy is established by the General Partner's board of directors, the current view of OSG is that, in light of current market conditions and developments, the Partnership may not be able to make distributions to Unitholders for several quarters. Given the extent and expected duration of the projected shortfall in distributable cash flow and the expected capital needs of the Partnership, OSG does not think that borrowing to pay cash distributions is a sustainable practice for the Partnership and is not supportive of such a strategy.

        When considering the possibility that the Partnership was unable to make its third quarter distribution and may be unable to make future distributions, it should be noted that the Units have a preference, as to distributions, over the subordinated units, all of which are held by OSG. In particular, should distributions for the Units be reduced or suspended, distributions on the Units accrue at 37.5 cents per quarter, and must be paid, before distributions on the subordinated units may be paid. If the distributions are reduced or suspended, distributions do not accrue on the subordinated units. It should also be noted that if a more robust improvement of the industry than management expects occurs, and the Partnership does generate cash flow enabling it to pay distributions in excess of 37.5 cents per quarter, the General Partner owns incentive distribution rights entitling OSG to increasing amounts of such distributions in excess of 37.5 cents per quarter.

        Benefits to OSG.    In our view, there would be a number of benefits to OSG that would follow from the Partnership becoming 100% owned by OSG. These benefits include the following:

  •
  As a wholly owned subsidiary of OSG, the Partnership will have greater flexibility to operate in the long-term without focusing on short-term operating earnings and cash flow and the associated implications to Unitholders;

  •
  If the Partnership becomes a wholly owned subsidiary of OSG, it will have greater access to OSG's financial and other resources. This will make it easier for the Partnership to obtain the funding it requires for its operations, to service its debt and pursue growth opportunities, and should lower the Partnership's cost of borrowing;

  •
  By becoming a wholly owned subsidiary of OSG, the Partnership no longer will be subject to the potential conflicts of interest that presently can affect its dealings with OSG, thereby freeing the Partnership and OSG from the complications and uncertainties that may be caused by those potential conflicts;

  •
  By ceasing to be a public company, the Partnership will benefit from the elimination of the additional burdens on the Partnership's management, as well as the expense, associated with being a public company, including the burdens of preparing periodic reports under federal securities laws, the cost of tax reporting to investors and maintaining investor relations; and

  •
  As the owner of the entire equity interest in the Partnership, OSG will obtain access to all of the Partnership's net cash flow.

        We do not wish to sell any of our interest in the Partnership because we believe that the Partnership's operations and business represent an important component of the overall operations and competitive position of OSG and that the Partnership's operations are an important element of OSG's long-term strategic growth plan. For that reason, we do not view the sale of our interests in the Partnership as a viable alternative to the proposed acquisition of the remaining Units we do not already own.

        Alternative Structures.    We considered two structures by which the acquisition might be achieved and determined to make a cash tender offer followed by exercise of the Repurchase Right. We did not consider any alternative structures other than a negotiated merger. In choosing a tender offer followed, if necessary, by exercise of the Repurchase Right, we considered the following material factors:

  •
  A cash tender offer followed by a "short-form" merger (similar to the exercise of the Repurchase Right) is a transaction structure that is commonly used to effect an acquisition of the minority interests in a publicly traded company by a significant stockholder.

  •
  The Partnership's Unitholders (other than OSG) would likely receive the Offer price sooner in a tender offer (like the Offer) than if we pursued a negotiated merger transaction with the Conflicts Committee on behalf of the Partnership.

  •
  The Offer does not compel any Unitholder to sell its Units, and the Offer will not be successfully completed unless, among other things, the minimum tender condition is satisfied.

        These factors, together with those described in "Special Factors—Background," "—Fairness of the Offer" and "—Effects of the Offer", have caused OSG to conclude that there are significant disadvantages to OSG from the Partnership remaining a public company while there are significant benefits to OSG from the Partnership becoming a wholly owned subsidiary of OSG.

Fairness of the Offer

        OSG has concluded that the Offer is fair to the Partnership's Unitholders unaffiliated with OSG.

        Factors in Favor of Fairness Determination.    OSG believes that the Offer is financially fair to the Partnership's unaffiliated Unitholders because:

  •
  each Unitholder has the opportunity to make an individual decision on whether to tender its Units (and how many to tender) or to continue to hold its Units;

  •
  the Conflicts Committee has determined, on behalf of the General Partner, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates) and recommends that Unitholders tender their Units to OSG pursuant to the Offer.

  •
  if the Offer is successfully consummated, Unitholders that choose not to tender their Units will receive the same consideration upon our exercise of the Repurchase Right as those Unitholders that decide to tender their Units in the Offer;

  •
  the Offer will provide additional liquidity to Unitholders, that would otherwise be unavailable given the Units' low trading volume, as an alternative means to realize value, whereby Units may be sold in a manner that did not exist prior to the commencement of the Offer;

  •
  the Offer price exceeds the most recent prices at which the Units have sold on the NYSE (closing at $7.10 per Unit on July 29, 2009) prior to OSG's announcement of its intent to tender for the Units. OSG considered this factor significant even though the Units were sold at the IPO, and have traded in the past, at prices much higher than the Offer price;

  •
  the Offer price exceeds the price paid for Units by us in an unsolicited private sale transaction during the last thirteen months ($5.60 per Unit on October 10, 2008);

  •
  since the IPO, the General Partner has not received any firm offer from third parties for a sale of all or substantially all of the Partnership's assets, a merger, business combination or other extraordinary transaction with which to compare the Offer;

  •
  there is substantial uncertainty of the Partnership's ability to make future quarterly cash distributions due to the sustained and ongoing weak market conditions;

  •
  uncertainty and delay inherent in the Partnership's negotiations with AMSC and the bankruptcy of Bender creates further risk relating to newbuilding costs, delivery dates and the ability of the Partnership to expand its fleet and generate distributable cash flow;

  •
  in the opinion of OSG's board of directors, the financial analyses requested and considered by the Pricing Committee generally support our belief that our Offer price is fair from a financial point of view to unaffiliated Unitholders. OSG's Financial Advisors' analyses and presentation included market price and discounted cash flow reference data and analyses based on a discounted cash distribution analysis with respect to the Partnership and comparisons of certain financial, operating and stock market data (including the 52-week trading range of the Units). See "Special Factors—Summary of Financial Advisors' Presentation to the Pricing Committee";

  •
  the Offer provides Unitholders the opportunity to sell their Units at the Offer price without incurring the transaction costs typically associated with open-market sales; and

  •
  the form of consideration to be paid to the Partnership's Unitholders is entirely in cash.

        OSG believes that the Offer is procedurally fair to Unitholders because:

  •
  each Unitholder has an opportunity to make an individual decision on whether to tender its Units (and how many to tender) or to continue to hold its Units and, if the Offer is completed and the exercise of the Repurchase Right is exercised, any Unitholder who did tender will be entitled to receive the same consideration as we pay in the Offer;

  •
  the Offer contains a non-waivable condition that more than 4,003,166 Units be tendered, which would require a majority of the Units held by unaffiliated Unitholders be tendered in the Offer. OSG believes that the minimum tender condition provides a meaningful procedural protection to Unitholders because if the minimum tender condition is not satisfied, OSG will not be able to consummate the Offer or exercise the Repurchase Right;

  •
  the Partnership has in place the Conflicts Committee to review, evaluate and make recommendations to Unitholders (other than OSG) with respect to the Offer, and the Conflicts Committee, after consultation with Jones Day, its legal counsel, and Lazard, its financial advisor, determined that the Offer is fair. The members of the Conflicts Committee are not officers or directors of OSG and, to the knowledge of OSG, have no relationship with OSG that would require related-party disclosure under U.S. securities laws;

  •
  the Repurchase Right has been an explicit contractual provision in the Partnership Agreement since the IPO;

  •
  OSG plans to exercise the Repurchase Right at the Offer price in respect of any Units not acquired in the Offer after the Offer is successfully consummated;

  •
  Unitholders will have sufficient time to make a thoughtful decision whether or not to tender because the Offer will remain open for 20 business days (unless extended by OSG) and OSG announced its intention to make the Offer on July 29, 2009, significantly in advance of the date the Offer was commenced. If OSG amends the Offer to include any additional material information, OSG will, if necessary to allow adequate dissemination and investor response, extend the Offer for a further period to allow Unitholders to consider the amended information; and

  •
  by advising the board of directors of the General Partner on July 29, 2009 of its intention to make the Offer but then deferring the commencement of the Offer until November 5, 2009, OSG allowed a reasonable period of time for the Conflicts Committee and its advisors to conduct their analysis of the Offer. Accordingly, Unitholders will receive the benefit of the analysis performed by the Conflicts Committee in a time frame that allowed for careful deliberation.

        Factors Not in Favor of Fairness Determination.    In addition to the foregoing factors, OSG considered the following countervailing factors:

  •
  with respect to the Offer price, OSG's financial interest in acquiring the Units for a low price is contrary to the financial interest of other Unitholders in selling their Units for a high price;

  •
  in the Partnership's IPO in November 2007, Units were sold at a price of $19.00 each;

  •
  while the Offer price ascribes value to potential future improvements in shipping revenues and income from operations that may result from improvement in the cyclical and currently depressed shipping industry, the Offer price may not necessarily ascribe full value to such potential improvements; the Offer price might have been higher if it took into account a more robust improvement of the industry or we undertook the Offer at a later date;

  •
  OSG did not request or receive an opinion from any third party as to the fairness of the Offer from a financial point of view;

  •
  any Unitholder who tenders all its Units in the Offer will cease to participate in future earnings or growth, if any, of the Partnership and will not benefit from increases, if any, in the Partnership's value, including any increases due to a more robust improvement of the industry than reflected in the projections discussed in "Special Factors—Certain Projected Financial Data";

  •
  while made at a premium to the trading prices at the relevant time, the Offer price does not specifically ascribe a premium for the control of the Partnership; and

  •
  as described in "Special Factors—Material U.S. Federal Income Tax Consequences", the sale of Units in the Offer will be a taxable transaction to selling Unitholders.

        To the best of OSG's knowledge, a majority of the directors of the General Partner of the Partnership who are not employees of OSG have not retained an unaffiliated representative to act solely on behalf of unaffiliated Unitholders for purposes of preparing a report concerning the fairness of the transaction. However, based on the Conflicts Committee's retention of Lazard as financial advisor and Jones Day as legal advisor to assist in considering the Offer and in light of the procedural safeguards discussed above, OSG does not believe the failure to retain such a representative to be material.

        OSG did not find it practicable to assign, nor did it assign, specific relative weights to the individual factors considered in reaching its conclusion as to fairness. In reaching its conclusion as to fairness, OSG did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Partnership as a going concern but rather is indicative of historical costs and greatly impacted by the value at which Units were sold in the IPO. The Partnership's net book value per unit as of June 30, 2009, calculated by dividing partners' capital (reduced by the General Partner's interest) by the number of Units and subordinated units outstanding, was $14.11. OSG also did not consider the liquidation value of the Partnership's assets, and did not perform a liquidation analysis, because it considers the Partnership to be a viable going concern. In addition, the liquidation of the Partnership's assets was not considered to be a realistic alternative based on OSG's desire for the Partnership to continue to conduct its business as a subsidiary of OSG and remain an integral component of OSG's overall long-term growth strategy. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Units, and OSG believes that the liquidation value of the Partnership is irrelevant to a determination as to whether the Offer is fair to Unitholders. OSG believes the Offer price is fair, particularly in light of the recent major adverse developments in the U.S. economy and financial markets and in the financial performance of the Partnership and the shipping industry generally. OSG is not aware of any firm offers made by third parties to acquire the Partnership during the past two years and did not solicit any such offers during that period. In any event, OSG has no intention of selling the Units beneficially owned by it, and therefore did not consider the possibility that any such offers might be made in reaching its conclusion as to fairness.

        OSG implicitly considered the value of the Partnership in a sale as a going concern on a stand-alone basis by taking into account the Partnership's current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matters. OSG did not, however, explicitly calculate a stand-alone going concern value of the Partnership because OSG believes that going concern value is best assessed by consideration of the factors discussed above. The foregoing discussion of the information and factors considered and weight given by OSG is not intended to be exhaustive, but includes the material factors considered by OSG. OSG's views as to the financial and procedural fairness of the Offer should not be construed as a recommendation to any Unitholder as to whether the Unitholder should tender Units in the Offer, seek to remain as a Unitholder of the Partnership or otherwise.

        Recommendation.    OSG does not make any recommendation as to whether or not you should tender or refrain from tendering your Units in the Offer. While we believe that the terms of the Offer are fair, we also believe that you must make your own decision whether or not to participate in the Offer. OSG is unable to make a recommendation because each Unitholder's circumstances may differ from those of other Unitholders. These circumstances, which would impact the desirability of tendering Units in the Offer, include your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your Units.

        You are urged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept the Offer.

Certain Projected Financial Data

        Certain projections with respect to the anticipated cash flow and distribution performance of the Partnership were prepared by management of the Partnership and have been included in this Offer to Purchase for the limited purposes of giving Unitholders access to financial projections that were available to OSG, the Conflicts Committee and their respective advisors. This financial information was prepared by management for limited confidential use (including for use by OSG's Financial Advisors in connection with their analyses and presentation) and not with a view to publication. These projections were not prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. These projections were based on numerous assumptions concerning industry performance and the Partnership operations, business prospects and other operating and financing assumptions, described in more detail below. Projected information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in the Partnership's filings with the SEC and elsewhere in this Offer to Purchase. The effect on results of these uncertainties and contingencies are difficult to predict, and many are beyond the ability of OSG or the Partnership to control. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than those set forth below. The inclusion of these projections in this Offer to Purchase should not be regarded as an indication that the Partnership, OSG, their affiliates, OSG's Financial Advisors, or their respective representatives and advisors considered or consider such data to be necessarily predictive of actual future events, and such data should not be relied upon as such. Neither the Partnership, OSG nor any of their affiliates, representatives or advisors has made or makes any representation to any person regarding the ultimate performance of the Partnership compared with the information contained in these projections, and none of them intends or undertakes to provide any updates or revisions to these projections.

        In connection with the Offer and the Conflicts Committee's review of the Offer, management of the Partnership has prepared a forecast of the quarterly operating cash flows for each vessel that the Partnership currently controls and of those that it expects to charter-in or acquire, as applicable, over the next 24 months (the "Vessel Forecast") from July 1, 2009, for each such vessel's remaining useful life. The Vessel Forecast includes estimates of future daily charter rates expressed on a "Time Charter Equivalent" ("TCE") basis (an industry-standard measure of revenue performance calculated as voyage revenues less voyage expenses) and expected vessel utilization for each vessel class represented in the current and future Partnership fleet, reflecting cargo capacity, age, hull type and other commercial considerations. Factors influencing the TCE rate forecast for Jones Act vessel classes included, among other things, EIA forecasts of supply and demand for refined petroleum products, estimates of the future supply and demand for seaborne transportation in the Jones Act market, expected refinery utilization rates and U.S. refinery capacity expansions, expected lightering business volumes and the development of shuttle tanker business opportunities.

Specifically, the Vessel Forecast assumes, that

  •
  with respect to the useful life of vessels:

  •
  newbuild double-hull tankers will have a useful life of 25 years;

  •
  newbuild ATBs will have a useful life of 30 years;

  •
  rebuilt ATBs will have a useful life of 20 years from rebuild date;

  •
  double-bottom tankers will be phased out in accordance with the regulations of the Oil Pollution Act of 1990 (Overseas Philadelphia and Overseas Galena Bay to be sold in 2012; Overseas Puget Sound and Overseas New Orleans to be sold in 2013); and

  •
  with respect to revenues:

  •
  contractual arrangements for each chartered vessel will be fulfilled, and subsequent to the expiration of any such arrangements each vessel will be employed on the spot market at daily TCE rates per its associated vessel class-specific rate forecast (forecasted for the period through 2020 and held flat thereafter) until the estimated disposal date;

  •
  daily TCE rates are forecasted for the Delaware lightering fleet for the period through 2020 (the 2020 rate is held flat thereafter) based on contract rates and annual volumes of 91.6 million barrels (annualized rate for the second half of 2009), 94.0 million barrels (2010), and 95.0 million barrels (2011 and beyond). Annualized rates for actual volumes were 71.9 million barrels in the first half of 2009 and 84.1 million barrels in the third quarter of 2009;

  •
  there will be a certain number of off-hire days per quarter (excluding drydock off-hire) depending on the type of vessel, for example, 1.25 days for ATBs, 0.6 days for vessels in the Maritime Security Program (Overseas Maremar and Overseas Luxmar) and 1 day for other tankers; and

  •
  with respect to expenses:

  •
  on a vessel specific basis per the 2009 budget, there will be no escalation in vessel operating expenses between 2009 and 2011, increases of 3% per annum from 2012 through 2020, and no increase thereafter;

    •
    charter-in expenses for the product carriers on bareboat charter from subsidiaries of AMSC, and accruals for deferred principal obligations under certain of these bareboat charters ("DPO expense"), are incurred in accordance with the Universal Settlement Proposal;

    •
    general and administrative expenses will be incurred at an annual rate of $22.6 million in 2009 increasing 3.0% per annum through 2020 with no increase thereafter (adjusted for fleet size);

    •
    certain estimates for the cost of periodic drydockings (and associated off-hire days) on a vessel specific basis; and

  •
  with respect to future fleet additions:

  •
  the Partnership would exercise each of its options to acquire the bareboat charters for two product tankers (Overseas Martinez and Overseas Tampa) from OSG in 2010 and 2011, respectively;

  •
  the Partnership would exercise each of its options to acquire the two newbuild lightering ATBs (OSG Horizon/OSG 350 and OSG Vision/OSG 351) from OSG in 2010;

  •
  the Partnership would exercise each of its options to acquire the two shuttle tankers (Overseas Cascade and Overseas Chinook) from OSG in 2010 and 2011; and

  •
  with respect to vessel disposals/sales:

  •
  the lightering ATB OSG Constitution/OSG 400 bareboated-in from OSG will be redelivered to OSG in the third quarter of 2010;

  •
  vessels sold for salvage value based on vessel specific disposal schedule (in keeping with useful life assumptions).

        Based on the Vessel Forecast, EBITDA for the Partnership is calculated as (i) the Partnership's vessel revenue (expressed on a TCE basis); (ii) minus vessel operating expenses, charter-in expenses, general and administrative expenses, amortization of startup costs and DPO expense; (iii) plus equity income from affiliates and interest income. From EBITDA, EBITDAR may be calculated by adding back rental expenses, represented by charter-in expenses in the case of the Partnership. Projected TCE Revenue, EBITDA and EBITDAR for the Partnership Based on the Vessel Forecast are as follows:

Vessel Forecast
(Dollars in Millions)

	Six Months Ending December 31, 2009	Years Ending December 31,
		2010	2011	2012	2013	2014	2015	2016	2017	2018
TCE Revenue	$126	$300	$372	$395	$378	$381	$389	$403	$412	$425
EBITDA	33	78	111	128	122	128	133	142	147	150
EBITDAR	64	150	193	213	206	214	221	230	235	238

        Using the Vessel Forecast as a basis, OSG created a model that projects future quarterly Partnership cash flows, distributable cash flow and distributions in respect of Units and subordinated units and the General Partner interest, as well as forward financial statements. The model provided the ability to analyze the impact on the Partnership cash flows and distributions of two alternative sets of assumptions (the "Alternatives"). Alternative "A" assumes, among other things, that vessels will only be acquired if the Partnership can finance with debt 100% of the acquisition cost (given availability under current loan commitments and subject to satisfactory covenant compliance under its existing

$200 million senior secured revolving credit agreement). As a result, the Partnership does not exercise its options to acquire from OSG the two newbuild lightering ATBs and the two shuttle tankers and, due to its inability to acquire the required newbuild tonnage, the Partnership abandons its Delaware Bay lightering business. Alternative "B" assumes, among other things, that all currently identified vessel acquisition options are exercised by the Partnership, notwithstanding existing debt availability and covenant compliance constraints, and that each such acquisition is financed 50% by debt and 50% by the issuance of Units of the Partnership at a price of $10.25 per Unit. As a result, the Partnership exercises its option to acquire from OSG the two newbuild lightering ATBs and the two shuttle tankers and continues to service the Delaware Bay lightering business.

	Alternative A	Alternative B
Acquisition of 2 newbuild ATBs (OSG Horizon/OSG 350 & OSG Vision/OSG 351)	No	Yes
Financing of 2 newbuild lightering ATBs	N/A	50% Debt / 50% Equity
Acquisition of 2 newbuild Shuttle Tankers (Overseas Cascade & Overseas Chinook)	No	Yes
Financing of 2 newbuild Shuttle Tankers	N/A	50% Debt / 50% Equity
Continue the Lightering Business in the Delaware Bay	No	Yes
Charter-in of 2 newbuild Product Tankers (Overseas Martinez & Overseas Tampa)	Yes	Yes
Covenant Compliance Through Forecast Period	Yes	No

        The model was used to estimate future quarterly cash flows and distributions of the Partnership for each Alternative for the period from July 1, 2009 through the year ending December 31, 2013.

        Below is a summary of the results for each Alternative (the "Partnership Projections") assuming the General Partner elects to distribute all available distributable cash flow:

Alternative A
($ in millions, except per unit amounts)

	Six Months Ending December 31, 2009E		Years Ending December 31,
			2010E		2011E		2012E		2013E
EBITDA(1)	$33		$40		$46		$60		$52
Cash available for distribution	$16		$12		$17		$31		$22
Distribution per Unit(2)	$0.75		$0.69		$1.13		$2.04		$1.44
Distribution per subordinated unit	$0.28		$0.09		$0.00		$0.00		$0.00
Total debt outstanding	$104		$105		$114		$97		$85
Net debt / EBITDA (covenant maximum of 4.0x)	1.3	x	2.8	x	2.2	x	1.5	x	1.5	x

Alternative B
($ in millions, except per unit amounts)

	Six Months Ending December 31, 2009E		Years Ending December 31,
			2010E		2011E		2012E		2013E
EBITDA(1)	$33		$78		$111		$128		$122
Cash available for distribution	$16		$38		$62		$79		$71
Distribution per Unit(2)	$0.75		$1.11		$1.45		$1.84		$1.53
Distribution per subordinated unit	$0.29		$0.03		$0.00		$0.00		$0.36
Total debt outstanding	$104		$296		$355		$326		$305
Net debt / EBITDA (covenant maximum of 4.0x)	1.3	x	4.0	x	3.1	x	2.5	x	2.4	x

(1)
EBITDA for the Partnership is calculated as (i) the Partnership's vessel revenue (expressed on a TCE basis); (ii) minus vessel operating expenses, charter-in expenses, general and administrative expenses, amortization of startup costs and DPO expense; (iii) plus equity income from affiliates and interest income.

(2)
The distribution per Unit shown is calculated on a quarterly basis and reflects, as applicable, the accumulation and settlement of arrearages on Units. Alternative A assumes 15.005 million weighted average common Units for all years and Alternative B assumes 33.946 million weighted average common Units in 2010E and 43.045 million weighted average common Units for 2011E and thereafter.

Summary of Financial Advisors' Presentation to the Pricing Committee

        OSG engaged OSG's Financial Advisors to act as its joint financial advisors in connection with a possible tender offer, merger or other strategic transaction involving the Partnership, and, in such capacity, OSG's Financial Advisors performed certain financial analyses at the request of OSG in connection with the proposed transaction. On October 8, 2009, OSG's Financial Advisors made a presentation to the Pricing Committee. The following is a summary of the material financial analyses contained in that presentation. The scope of the financial analyses undertaken by OSG's Financial Advisors was based on discussions with, and was reviewed and approved by, OSG (including, without limitation, regarding the methodologies utilized). In addition, the financial analyses performed by OSG's Financial Advisors did not and does not constitute, nor did OSG request OSG's Financial

Advisors to provide, their opinion or view as to any matter (including, without limitation, the value of the Units or the fairness, from a financial point of view or otherwise, to OSG, the Partnership, the Unitholders or any other party of the Offer price). Had OSG's Financial Advisors been requested by OSG to provide such an opinion or view, or to provide support for a fair or appropriate valuation of the Units not held by OSG and its affiliates, the information, comparisons and analyses presented by OSG's Financial Advisors in the discussion materials might have been significantly different.

        The following summary of OSG's Financial Advisors' presentation is included here only for informational purposes and to comply with applicable disclosure requirements. The analyses described herein, the order in which they are presented and the results of the analyses do not represent relative importance or weight given to these analyses.

        The full text of the presentation materials to the Pricing Committee, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the scope of the work undertaken by OSG's Financial Advisors in preparing their analyses is attached as Exhibit (c) to the Schedule TO filed with the SEC on November 5, 2009 in connection with the Offer. The following summary is qualified in its entirety by reference to the full text of the presentation materials. You are encouraged to read the entire presentation carefully, together with the information contained herein. OSG's Financial Advisors' analyses and presentation were directed to the Pricing Committee in connection with its consideration of the Offer. OSG's Financial Advisors' analyses and presentation do not address the fairness, from a financial point of view or otherwise, of the consideration to be paid by OSG to the holders of Units or any other terms or aspects of the Offer. Neither the presentation materials nor this summary constitutes a recommendation or opinion as to whether Unitholders should tender their Units in the Offer or as to any other action any Unitholder should take or refrain from taking in connection with the Offer. OSG's Financial Advisors expressed no view or opinion in the presentation as to any terms or other aspects of the Offer. In addition, no opinion or view was expressed with respect to the relative merits of the Offer in comparison to other strategies or transactions that might be available to OSG or the Partnership or in which OSG or the Partnership might engage or as to the underlying business decision of OSG to proceed with or consummate the Offer.

        OSG provided to OSG's Financial Advisors financial, accounting and other information regarding the Partnership. In preparing the presentation materials, OSG's Financial Advisors relied upon, without independent investigation, the accuracy and completeness of all of the financial, accounting and other information and data publicly available or provided to them and used, and assumed the accuracy and completeness of, such information for purposes of their analyses, the presentation materials and their presentation, and have not assumed any responsibility or liability therefor. In connection with the proposed transaction, OSG management prepared the Partnership Projections that included the future financial and operating performance of the Partnership. The Partnership Projections were provided to OSG's Financial Advisors in connection with the analyses they were requested to perform. OSG's Financial Advisors assumed that the Partnership Projections had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of OSG management as to the future financial performance of the Partnership. OSG's Financial Advisors also assumed that there have been no material changes in the Partnership's condition, results of operations, business or prospects since the date of the most recent financial statements made available to OSG's Financial Advisors, and OSG's Financial Advisors do not have any obligation to update, revise or reaffirm the materials presented by them to the Pricing Committee. OSG's Financial Advisors' presentation was prepared with the view that the Pricing Committee has a thorough and comprehensive understanding of the operations and prospects of the Partnership, as well as the terms of its Partnership Agreement. OSG's Financial Advisors were not asked to make, did not make and did not assume responsibility for making, nor were they provided with, any independent verification of the information reviewed by them. In addition, OSG's Financial Advisors did not conduct, nor were they provided with, any valuation or appraisal of any assets or liabilities contingent or otherwise of the Partnership, and they did not make any physical inspection of the properties or assets of the Partnership. OSG's Financial Advisors did not evaluate the solvency or fair value of the Partnership under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Neither of OSG's Financial Advisors is a legal, tax or regulatory advisor, and relied upon, without independent verification, the assessment of OSG and its legal, tax and regulatory advisors with respect to such matters to the extent applicable to the analyses performed by OSG's Financial Advisors.

        OSG's Financial Advisors' analyses and presentation were necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to OSG's Financial Advisors as of, the date of the presentation. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or prior to September 23, 2009 and is not necessarily indicative of current or future market conditions. It should be understood that subsequent developments may affect OSG's Financial Advisors' analyses and presentation, and OSG's Financial Advisors do not have any obligation to update or revise the presentation.

        The following represents a brief summary of the material analyses presented by OSG's Financial Advisors to the Pricing Committee. The reference point data and financial analyses summarized below include information presented in tabular format. In order to fully understand the reference point data presented and financial analyses performed by OSG's Financial Advisors, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the reference point data presented and financial analyses performed by OSG's Financial Advisors. Considering the data set forth in the tables below without considering the full narrative description of the summary, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the reference point data presented and financial analyses performed by OSG's Financial Advisors. OSG's Financial Advisors based their analyses on discussions with, and instructions and assumptions provided by, OSG management, including discussions regarding the methodologies to be utilized and assumptions concerning general business and economic conditions and industry-specific factors. OSG's Financial Advisors' analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated.

        In connection with OSG's Financial Advisors' analyses, OSG instructed OSG's Financial Advisors to use as a basis for their analyses the Partnership Projections prepared by OSG, as reflected in the Alternatives for the Partnership, which are summarized under the heading "Certain Projected Financial Data" above, for the period from July 1, 2009 through the year ending December 31, 2013. For their valuation analyses, OSG's Financial Advisors did not consider any periods beyond December 31, 2013. The Alternatives differ principally with regards to future acquisitions and deliveries of new vessels to the Partnership and the financing of those vessel acquisitions. The Alternatives assume that the vessels to be acquired by the Partnership are acquired at a price at which the discounted value of all cash flows associated with those vessels, including the cost of acquisition, is zero.

        Based on discussions with, and as reviewed and approved by, OSG management, in OSG's Financial Advisors' analyses and presentation, OSG's Financial Advisors utilized the following information and valuation methodologies. OSG's Financial Advisors noted in their presentation that historical analyses and premium/(discount) information corresponding to the high and low Unit trading over the 52 weeks ended July 29, 2009, as well as the Discounted Cash Flow analysis, were not considered as valuation methodologies, but were presented merely for background informational purposes.

Reference Points:

  •
  Market Price Over the 52 Weeks Ended July 29, 2009

  •
  Discounted Cash Flow Analysis

Methodologies Utilized:

  •
  Selected Public Companies Analysis

  •
  Discounted Cash Distribution Analyses

  •
  Premium Paid Analysis

Reference Points

        OSG's Financial Advisors presented the following market price and discounted cash flow reference point data as background information to assist in the consideration of the valuation methodologies described below under the caption "Methodologies Utilized".

        Market Price Over the 52 Weeks Ended July 29, 2009.    OSG's Financial Advisors summarized the historical market and recent trading activity of the Units, pointing to the fact that the $10.25 per Unit cash Offer price represented a 44.4% premium over the $7.10 per Unit closing price on July 29, 2009, the last full trading day before OSG's public announcement of its intention to make the Offer, a 49.4% premium over the $6.86 per Unit average price over the one week prior to July 29, 2009, a 55.0% premium over the $6.61 per Unit average price over the 30 days prior to July 29, 2009, a 49.5% premium over the $6.86 per Unit average price over the 60 days prior to July 29, 2009, and a 40.0% premium over the $7.32 per Unit average price over the 90 days prior to July 29, 2009. OSG's Financial Advisors also presented the historical trading prices for the Units during the 52-week period ended July 29, 2009. The closing price per Unit ranged from $3.26 to $13.30. Below is a chart showing the high and low sales prices for the Units on the NYSE since the IPO on November 9, 2007. Prior to this date there was no established trading market for the Units.

	High	Low	Cash Distribution per Unit(1)
Year Ended December 31, 2009
Fourth Quarter (from October 1 to November 4):	$10.52	$10.15	$—
Third Quarter:	10.49	6.01	0.000
Second Quarter:	9.59	6.41	0.375
First Quarter:	8.60	4.90	0.375
Year Ended December 31, 2008
Fourth Quarter:	8.92	3.16	0.375
Third Quarter:	14.15	8.73	0.375
Second Quarter:	15.46	13.25	0.375
First Quarter:	18.12	11.50	0.375
Year Ended December 31, 2007
Fourth Quarter 2007 (from November 9 to December 31):	19.45	15.49	0.1875

(1)
Distributions are shown for the quarter for which they were declared. An identical per unit cash distribution was paid on the subordinated units.

        Discounted Cash Flow.    OSG's Financial Advisors performed a discounted cash flow ("DCF") analysis of the Partnership based on the Partnership Projections to derive an implied fully diluted equity price per Unit. This implied equity value per Unit was attributed to all units outstanding with no discount ascribed to the subordinated units or premium ascribed to the Units or the general partner interest. OSG's Financial Advisors were not requested to and did not attempt to determine the appropriate discount to ascribe to the subordinated units or premium to ascribe to the Units or General Partner's interest. A DCF analysis is a method of evaluating an asset using assumed future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their "present value." "Present value" refers to the current value of one or more future cash payments from the asset, which we refer to as that asset's cash flows, and is obtained by discounting those cash flows back to the present using a specified discount rate based on a weighted average cost of capital ("WACC") that is sufficient to take into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors.

        In performing the DCF analysis using the Partnership Projections, OSG's Financial Advisors discounted the Partnership's unlevered free cash flows over the remaining estimated useful lives of the assets, using a range of discount rates between 10.8% and 12.8%. This discount rate was derived after discussions with OSG and taking into consideration, among other things, WACC of the following publicly traded companies (the "Peer Companies"):

Marine Master Limited Partnerships ("Marine MLPs"):

  •
  Capital Product Partners L.P.

  •
  K-Sea Transportation Partners L.P.

  •
  Navios Maritime Partners L.P.

  •
  Teekay Offshore Partners L.P.

Jones Act C-Corporations ("C-Corporations"):

  •
  American Commercial Lines Inc.

  •
  Horizon Lines Inc.

  •
  Hornbeck Offshore Services Inc.

  •
  Kirby Corp.

        The Partnership's unlevered free cash flows were calculated as TCE revenues less vessel operating expenses, less charter-hire expenses, less drydocking and maintenance capital expenditures, less general and administrative expenses, less construction expenditures or acquisition costs for vessels to be acquired, less DPO expenses, plus the distributions received by the Partnership from the Alaska Tanker Company, LLC ("ATC") joint venture and the proceeds from vessel sales at scrap value at the end of their estimated useful lives.

        A summary of the implied valuation ranges for the Partnership, on a per Unit basis, that OSG's Financial Advisors derived from such analyses is set forth below:

Range of Discount Rates Based on the Cost of Capital of the Peer Companies		Implied Per Unit Valuation Range
10.8% to 12.8%	Alternative A Alternative B	$7.31 to $8.46 $6.88 to $7.93

        None of the Peer Companies used in this analysis is identical or directly comparable to the Partnership. Accordingly, an evaluation of the results of this analysis is not entirely mathematical.

Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the Peer Companies.

Methodologies Utilized

        OSG's Financial Advisors utilized the following valuation methodologies, based on discussions with, and review and approval by, OSG management.

        Selected Public Companies Analyses.    Using publicly available information, OSG's Financial Advisors compared selected financial data of the Partnership with similar data for the Marine MLPs. In all instances, the analyses were based on closing unit prices on September 23, 2009. For each of the following analyses performed by OSG's Financial Advisors, estimated financial data for the Marine MLPs were based on the Marine MLPs' filings with the SEC and publicly available Wall Street research analysts' estimates. Estimated financial data for the Partnership were based on the Partnership Projections under each Alternative provided to OSG's Financial Advisors by OSG management.

        In conducting its analyses, OSG's Financial Advisors reviewed publicly available estimates of financial performance including growth, distributable cash flow, cash distributions and distribution coverage through the twelve months ending December 31, 2010 of each of the Marine MLPs. OSG's Financial Advisors calculated the Marine MLPs' distribution yields reference range by dividing the estimated annual cash distribution for the twelve months ending December 31, 2010 by the unit price at September 23, 2009, for each Marine MLP. OSG's Financial Advisors divided the Partnership Projection's 2010E common unit distribution under each Alternative by the yields in the reference range to calculate the implied value per Unit for the Partnership. A summary of the implied valuation ranges for the Partnership on a per Unit basis that OSG's Financial Advisors derived from such analyses is set forth below:

Comparable Marine MLP 2010E Distribution Yield Range		Implied Per Unit Valuation Range
13.0% to 19.0%	Alternative A Alternative B	$3.61 to $5.28 $5.86 to $8.57

        None of the Marine MLPs used in this analysis is identical or directly comparable to the Partnership. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the Marine MLPs.

        Discounted Cash Distribution Analyses.    OSG's Financial Advisors performed a discounted cash flow analysis of estimated cash distributions to Unitholders based on the Alternatives and certain assumptions provided by OSG management. In performing the cash distribution valuation analysis, OSG's Financial Advisors discounted the estimated cash distributions per Unit over a five-year forecast period using a range of discount rates between 12.3% and 14.3%, which were based on the equity cost of capital of the Peer Companies.

        OSG's Financial Advisors used this analysis to derive an implied value per Unit of the Partnership based on the analysis and the specific assumptions therein. A summary of the implied valuation ranges for the Partnership, on a per Unit basis, which OSG's Financial Advisors derived from such analyses, is set forth below:

Range of Discount Rate Based on the Equity Cost of Capital of the Peer Companies		Implied Per Unit Valuation Range
12.3% to 14.3%	Alternative A Alternative B	$10.49 to $12.17 $11.01 to $12.71

        None of the Peer Companies used in this analysis is identical or directly comparable to the Partnership. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the Peer Companies.

        In addition, OSG's Financial Advisors performed the cash distribution valuation analyses utilizing discount rates based on the distribution yields of the Marine MLPs. OSG's Financial Advisors discounted the estimated cash distributions per Unit over a five-year forecast period using a range of discount rates between 13.0% and 19.0%, which were based on the distribution yields of the Marine MLPs. A summary of the implied valuation ranges for the Partnership on a per Unit basis that OSG's Financial Advisors derived from such analyses is set forth below:

Range of Discount Rate Based on Comparable Marine MLP 2010E Distribution Yield Range		Implied Per Unit Valuation Range
13.0% to 19.0%	Alternative A Alternative B	$7.92 to $11.48 $8.41 to $12.01

        None of the Marine MLPs used in this analysis is identical or directly comparable to the Partnership. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the Marine MLPs.

        Premiums Paid Analysis.    OSG's Financial Advisors reviewed cash acquisition transactions of U.S. publicly held minority stakes announced from January 1, 2004 to July 2009 by majority equity holders of publicly-held minority interests with transaction values ranging from approximately $10.0 million to approximately $1.0 billion to derive a range of premiums paid over the public trading price per share or per unit one day, one week, and one month prior to the announcement of such transactions. The analysis indicates a range of median premiums of 15.0% to 21.1%. OSG's Financial Advisors then applied the premiums to the closing price of the Units one day, one week and one month, respectively, and calculated a range of implied values per Unit. Each of these transactions may differ materially with respect to, among other things, when they were consummated and their substantive terms, and therefore this analysis should be viewed accordingly. A summary of the implied valuation ranges for the Partnership on a per Unit basis that OSG's Financial Advisors derived from such analysis is set forth below:

Median Premiums Paid in Precedent Transactions	Implied Per Unit Valuation Range
15.0% to 21.1%	$7.53 to $8.39

        No company, business or transaction used in this analysis is identical or directly comparable to the Partnership or the Offer. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Partnership and the Offer were compared.

  Miscellaneous

        As noted above, the discussion set forth above is a summary of the reference point data and material financial analyses presented by OSG's Financial Advisors to the Pricing Committee in connection with the Offer.

        In performing its analyses, OSG's Financial Advisors considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of OSG and the Partnership. The estimates of the future performance of the Partnership in or underlying OSG's Financial Advisors' analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by OSG's Financial Advisors' analyses. The scope of the financial analyses undertaken by OSG's Financial Advisors was based on discussions with OSG (including, without limitation, regarding the methodologies utilized), and did not and do not constitute, nor were OSG's Financial Advisors requested to provide, any opinion or view to as to any matter (including, without limitation, the value of the Units or the fairness, from a financial point of view or otherwise, of the Offer price). Had OSG's Financial Advisors been requested to provide an opinion or view as to any such matter, or to provide support for a fair or appropriate valuation of the Units not held by OSG and its affiliates, the information, comparisons and analyses considered and performed by OSG's Financial Advisors might have been significantly different. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be OSG's Financial Advisors' view of the actual value of the Partnership.

        The type and amount of consideration payable in the Offer was determined by OSG based on, among other things, discussions with the Conflicts Committee, rather than by either of OSG's Financial Advisors.

        Under the terms of its engagement letter, BofA Merrill Lynch provided OSG with financial advisory services in connection with the Offer, and OSG has agreed to pay BofA Merrill Lynch a fee of $1.25 million, payable in cash upon the completion of the direct or indirect acquisition by OSG, in one transaction or series of related transactions, of more than 80% of the total outstanding Units of the Partnership pursuant to the Offer. OSG has also agreed to reimburse BofA Merrill Lynch for certain of its expenses, including attorneys' fees, incurred in connection with its engagement. In addition, OSG has agreed to indemnify BofA Merrill Lynch and its affiliates and each of their respective directors, officers, employees, agents and controlling persons against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of its engagement and any related transactions.

        Under the terms of its engagement letter, Evercore provided OSG with financial advisory services in connection with the Offer. Pursuant to a separate agreement between BofA Merrill Lynch and Evercore, BofA Merrill Lynch and Evercore have agreed to share in certain of the fees payable by OSG to BofA Merrill Lynch under the terms of BofA Merrill Lynch's engagement letter. OSG has agreed to reimburse Evercore for certain of its expenses, including attorneys' fees, incurred in connection with its engagement. Under the terms of its engagement letter, Evercore is required to obtain the prior written consent of OSG prior to incurring otherwise reimbursable expenses in excess of an aggregate of $50,000, which consent shall not be unreasonably withheld or delayed. In addition, OSG has agreed to indemnify Evercore and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates and controlling persons against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of its engagement and any related transactions.

        In the ordinary course of BofA Merrill Lynch's and Evercore's respective business activities, BofA Merrill Lynch and Evercore, or their respective affiliates, may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or for the account of customers in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Partnership, its affiliates and affiliates of OSG, other than the Partnership. BofA Merrill Lynch and Evercore and affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to OSG, the Partnership and their respective affiliates and have received or in the future may receive substantial compensation for the rendering of these services, including having acted or acting as an underwriter for the Partnership's initial public offering.

        This Offer to Purchase does not discuss the financial analyses presented to OSG management on April 20, 2009, which reflected terms of the February nonbinding settlement proposal and the then current situation at Bender. Definitive agreements were never reached with respect to the February nonbinding settlement proposal and the terms of such proposal have been replaced in their entirety by the terms of the Universal Settlement Proposal. OSG does not believe that the April 20, 2009 presentation is material to Unitholders because the underlying fleet assumptions upon which the analysis was performed are inconsistent with the terms of the Universal Settlement Proposal. Additionally, the rate forecasts and other assumptions in the presentation are now out of date.

Material Federal Income Tax Matters

        The following summary is a discussion of the material U.S. federal income tax consequences of the Offer that may be relevant to (1) Unitholders who tender some or all of their Units for cash pursuant to the Offer and (2) Unitholders who do not tender any of their Units pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, rulings issued by the Internal Revenue Service (the "IRS"), and judicial decisions, all as of the date of this Offer to Purchase and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing accuracy of this summary. This summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular person in light of its investment or tax circumstances. In addition, this summary is based on the assumption that the Partnership is operated in accordance with its organizational documents, including its certificate of limited partnership and the Partnership Agreement. This summary deals only with Unitholders who hold the Units as "capital assets" within the meaning of Section 1221 of the Code. This summary does not address tax considerations that may apply (1) to Unitholders holding Units that are or have been subject to special tax rules (such as banks, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, grantor trusts, dealers or traders in securities or currencies, persons holding Units as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the United States dollar) or (2) under the alternative minimum tax, any federal tax other than the U.S. federal income tax, or any state, local, or foreign tax laws. Except as expressly provided herein, this summary applies only to "U.S. Holders" of Units. As used herein, a "U.S. Holder" of a Unit means a holder that is (1) a citizen or individual resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control substantial decisions of the trust or (Y) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Offer to Purchase. Further, no opinion of counsel has been obtained with regard to the Offer. There can be no assurances that the IRS will not take positions that are different from those discussed below, or that any such IRS positions will not be sustained by a court.

        If the Unitholder is a partnership (including any entity treated as a partnership for U.S. federal income tax purposes), the tax treatment of a partner in the partnership will generally depend upon the status of the partners and the activities of the partnership. A Unitholder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of participating in the Offer.

        This summary assumes that the Partnership is and will continue to be taxable as a partnership for U.S. federal income tax purposes. However, there can be no assurance that the Partnership will be taxed as a partnership and not as a corporation for U.S. federal income tax purposes. If the Partnership were to be taxed as a corporation, the tax consequences to you would be different from those described below. You are urged to review the Partnerships Annual report on Form 10-K for the year ended December 31, 2008 for additional information with respect to the Partnership's status as a partnership for U.S. federal income tax purposes.

        The U.S. federal income tax treatment of a Unitholder participating in the Offer depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Accordingly, you should consult your tax advisor regarding the U.S. federal, state, local and foreign tax consequences of tendering some or all of your Units pursuant to the Offer or of a decision not to sell in light of your specific tax situation.

        Tax Consequences to Unitholders Tendering Units for Cash.    The sale of a Unit pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. You will recognize gain or loss on a sale of a Unit equal to the difference, if any, between (1) your "amount realized" on the sale and (2) your adjusted tax basis in the Unit sold. The "amount realized" with respect to a Unit will be equal to the sum of the amount of cash received by you for the Unit sold pursuant to the Offer plus the amount of partnership liabilities allocable to your Unit (as determined under Section 752 of the Code).

        For U.S. federal income tax purposes, you are considered to own a single interest in the Partnership, having a single adjusted basis, without regard to the number of Units that you hold and without regard to whether all your Units were acquired at the same time. If you sell fewer than all of your Units in the Offer, then you will recover an allocable portion of this overall adjusted tax basis in your Units. You will not be permitted to identify the cost or other tax basis that is specifically attributable to the particular Units that you sell. You will be deemed to have one or more holding periods for the transferred Units in proportion to your holding period(s) for your overall interest. If you are considering a tender of less than all of your Units, then you are urged to consult your own tax advisor as to these and other consequences to you of a partial sale.

        Adjusted Tax Basis.    If you acquired your Units for cash, your initial tax basis in such Units was generally equal to your cash investment in the Partnership increased by your share of Partnership liabilities at the time you acquired such Units. Your initial tax basis generally has been increased by (1) your share of Partnership income and gains, and (2) any increases in your share of Partnership liabilities, and has been decreased (but not below zero) by (1) your share of Partnership cash distributions, (2) any decreases in your share of Partnership liabilities, (3) your share of Partnership losses, and (4) your share of nondeductible Partnership expenditures that are not chargeable to capital.

Your adjusted tax basis in your Units will include your allocable share of Partnership income, gain or loss for the taxable year of disposition.

        Character of Gain or Loss Recognized Pursuant to the Offer.    Except as described below, the gain or loss recognized by you on a sale of a Unit pursuant to the Offer generally will be treated as a long-term capital gain or loss if you held the Unit for more than one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum U.S. federal income tax rate of 15%. If the amount realized with respect to a Unit that is attributable to your share of "unrealized receivables" of the Partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, the term "unrealized receivables" includes (i) any rights (contractual or otherwise) to payment for services rendered or to be rendered, to the extent not previously includible in income, (ii) inventory items and (iii) depreciation recapture items relating to depreciation or amortization previously deducted on certain property. Ordinary income attributable to unrealized receivables may exceed the net taxable gain realized upon the sale of a Unit and may be recognized even if there is net taxable loss realized on the sale of a Unit. Certain limitations apply to the use of capital losses.

        If you tender a Unit in the Offer, you will be allocated a share of Partnership taxable income or loss for the year of tender with respect to any Units sold. You will not receive any future distributions on Units tendered on or after the date on which such Units are accepted for purchase and, accordingly, you may not receive any distributions with respect to such accreted income. Such allocation and any partnership cash distributions to you for that year will affect your adjusted tax basis in your Unit and, therefore, the amount of your taxable gain or loss upon a sale of a Unit pursuant to the Offer. If you sell Units pursuant to the Offer, you should consult your tax advisor as to the potential impact of the allocation to you of the Partnership's taxable income or loss, as well as any distributions made by the Partnership to you, on the amount of gain or loss you will recognize on a sale of your Units.

        Passive Activity Losses.    The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as your Units. An individual, as well as certain other types of investors, generally may not use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. Such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity. Accordingly, any prior Partnership losses that you were unable to claim due to the application of the passive activity loss rules could be used to offset the gain if you tender all of your Units. If you do not sell all of your Units in the Offer, then the deductibility of any suspended losses will continue to be subject to the passive activity loss limitation rules until you sell your remaining Units. You are urged to consult your tax advisor concerning whether, and the extent to which, you have available "suspended" passive activity losses from the Partnership or other investments that may be used to reduce gain from the sale of Units pursuant to the Offer.

        Information Reporting and Backup Withholding.    If you tender any Units, the Information Agent may be required to report the transaction to the IRS. To prevent the possible application of U.S. federal backup withholding tax (currently, 28%) with respect to the payment of the offer consideration, you are generally required to either (1) provide us a completed IRS Form W-9, included with the Letter of Transmittal or (2) otherwise establish an exemption from backup withholding tax. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

        Tax Consequences to Unitholders who Do Not Tender any of their Units Pursuant to the Offer.    If a Unitholder does not tender its Units pursuant to the Offer, such Unitholder should not be subject to any material U.S. federal income tax consequences as a result of the failure to tender. If, however, we subsequently exercise the Repurchase Right with respect to any Units that are not tendered pursuant to the Offer, a Unitholder whose Units are purchased in connection with the Repurchase Right will be subject to U.S. federal income tax on the sale of its Units in generally the same manner as described above with respect to tendering Unitholders. You should consult your own tax advisor regarding the tax consequences to you if we exercise the Repurchase Right with respect to any Units that you do not tender pursuant to the Offer.

Effects of the Offer

        If we acquire more than 4,003,166 Units in the Offer, we plan to exercise the Repurchase Right, in which we will acquire all of the remaining Units that were not tendered in the Offer pursuant to Section 15.01 of the Partnership Agreement. If we exercise this right, we will mail to each holder of Units who did not tender its Units in the Offer a notice of our election to purchase its Units pursuant to Section 15.01(b), and such holder will receive, for each Unit, the greater of (x) the current per unit market price as of the date three days prior to the date that the notice is mailed and (y) the price paid by us for the Units in the Offer. We plan to exercise the Repurchase Right at such time as the price per Unit we are required to pay under the Partnership Agreement equals the Offer price.

        If we acquire all of the Units that we are seeking in the Offer, our interest in the Partnership's net income (which was a net gain of $10,868,000 for the six months ended June 30, 2009) and net book value ($431,861,000 as of June 30, 2009) will increase to 100%.

        Business.    We will continue to control the General Partner. Consummation of the Offer will not affect the operations of the Partnership, the business and the fleet owned by the Partnership or any other matter relating to the Partnership, except that it would result in us increasing our ownership of Units.

        Effect on Trading Market; Registration Under Section 12(g) of the Exchange Act.    If the Offer is consummated and we exercise the Repurchase Right, the Partnership will terminate registration under the Exchange Act and will cease filing periodic reports with the SEC. As a result, the Partnership Units will no longer be listed on the NYSE nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

        Accounting Treatment.    The Company will account for the purchase of Units as an equity transaction. The carrying amount of the noncontrolling interest will be reduced to zero and any difference between the amount paid by OSG and the value of the noncontrolling interest at the time of exercise of the Repurchase Right will be recognized as equity attributable to OSG.

Conflicts of Interest and Transactions with Affiliates

        Conflicts of Interest with Respect to the Offer.    The General Partner is a wholly owned subsidiary of OSG. As a result, the General Partner has substantial conflicts of interest with respect to the Offer. We desire to purchase Units at a low price and you desire to sell Units at a high price. We also own a majority of the outstanding Units and, therefore, control the vote of any matter brought to Unitholders. The Conflicts Committee, on behalf of the General Partner, is composed of independent directors, represented by independent counsel and financial advisors and has determined that the Offer is fair. YOU ARE URGED TO READ THIS OFFER TO PURCHASE AND THE SCHEDULE 14D-9 AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER YOUR UNITS.

        Transactions with Affiliates.    The Partnership is dependent on the General Partner and us for the management and administration of all Partnership activities. The General Partner does not receive a management fee or other compensation for the management of the Partnership. The General Partner and its other affiliates are entitled to reimbursement for all direct and indirect expenses they incur on the Partnership's behalf. In addition, the Partnership and certain of the Partnership's operating subsidiaries pay fees to certain subsidiaries of OSG for ship management, technical and administrative services. The General Partner determines the amount of these reimbursable expenses and negotiates these fees. These reimbursed expenses totaled approximately $20.7 million for the year ended December 31, 2008 and $13.3 million for the six months ended June 30, 2009.

        Upon completion of the Partnership's IPO in November 2007, the Partnership entered into an omnibus agreement with OSG and the General Partner. Under the omnibus agreement, OSG (1) agreed not to compete with the Partnership in certain businesses that provide marine transportation, distribution and logistics services in connection with the transportation of crude oil and refined petroleum products by water between points in the United States to which the U.S. "coastwise" laws apply, (2) granted the Partnership options to purchase six newbuild ATBs that were scheduled for delivery from Bender between 2008 and 2010 and to acquire from OSG the right to bareboat charter up to six newbuild product carriers and up to two newbuild shuttle tankers from AMSC, scheduled for delivery between late 2009 and early 2011 and (3) agreed to indemnify the Partnership for certain environmental and toxic tort liabilities. In return, the Partnership granted to OSG a right of first offer on any proposed sale, transfer or other disposition of any of the Partnership's vessels operated pursuant to the Jones Act. The Partnership has also entered into (1) a management agreement with OSG Ship Management, Inc. ("OSGM"), pursuant to which OSGM provides certain commercial and technical management services to the Partnership in respect of the vessels in the Partnership's fleet in a commercially reasonable manner in accordance with customary ship management practice and (2) an administrative services agreement with OSGM, pursuant to which OSGM provides certain administrative management services to the Partnership. The Partnership also entered into indemnification agreements with each officer and director of the General Partner. Each of these agreements, subject to certain limitations, requires the Partnership to indemnify each indemnitee to the fullest extent permitted by the Partnership Agreement.

        Effective April 1, 2008, the Partnership entered into time charter agreements to charter-out five vessels to OSG (two ATBs, the OSG Columbia/OSG 242 and the OSG Independence/OSG 243, and three product carriers, the Overseas New Orleans, the Overseas Philadelphia and the Overseas Puget Sound). All five of these charter-out agreements are at fixed daily rates for terms commencing either on April 1, 2008 or upon the expiry of such vessel's then current charter and ending on or about December 31, 2009. At the time of the agreement, management believed that the fixed daily rates in the charter-out agreements were at rates that approximated market rates.

        Effective April 1, 2008, the Partnership entered into time charter agreements with OSG for the charter-in at fixed daily rates of the OSG Liberty/M300 and the OSG Constitution/OSG400, two ATBs working in the Delaware Bay lightering business. Simultaneously, OSG assigned the contracts of affreightment on these two ATBs to the Partnership. On October 10, 2008, the Partnership converted the time charter-in agreement with OSG on the OSG Constitution/OSG 400 to a bareboat charter-in agreement. The bareboat charter commenced with the completion of the OSG Constitution's/OSG 400 shipyard period on November 22, 2008. The term of the bareboat charter ends December 31, 2009. In December 2008, the OSG Liberty's/M300 time charter agreement with OSG ended.

        For a more detailed discussion of the Partnership's transactions with affiliates and the various agreements that govern the contractual relationship between the Partnership and OSG and its affiliates you are urged to read "Certain Relationships and Related Transactions, and Director Independence" in the Partnership's Annual Report on Form 10-K for the year ended December 31, 2008 and in the Partnership's Quarterly Reports on Form 10-Q for the three months ended March 31, 2009 and June 30, 2009.

        Interests in Securities of the Subject Company.    The following table sets forth the beneficial ownership of Units of the Partnership as of November 4, 2009, held by the persons listed on Annex I attached hereto and by us and our majority owned subsidiaries. As of November 4, 2009, there were 15,004,500 common units and 15,000,000 subordinated units of the Partnership issued and outstanding.

Name of Beneficial Owner	Units	% of Units	Subordinated Units	% of Subordinated Units	% of Total Common and Subordinated Units
Overseas Shipholding Group, Inc.(1)	8,000,435	53.3%	15,000,000	100.0%	76.7%
G. Allen Andreas III	0	*	0	*	*
Morten Arntzen	0	*	0	*	*
Alan R. Batkin	0	*	0	*	*
Steven T. Benz	8,900	*	0	*	*
Mats Berglund	12,500	*	0	*	*
Ian T. Blackley	0	*	0	*	*
Thomas B. Coleman	0	*	0	*	*
George Dienis	0	*	0	*	*
James G. Dolphin	11,500	*	0	*	*
James I. Edelson	1,000	*	0	*	*
Henry P. Flinter	6,859	*	0	*	*
Charles A. Fribourg	6,000	*	0	*	*
Kathleen C. Haines	2,400	*	0	*	*
Myles R. Itkin	0	*	0	*	*
Robert E. Johnston	12,282	*	0	*	*
Stanley Komaroff	0	*	0	*	*
Solomon N. Merkin	0	*	0	*	*
Jerry Miller	0	*	0	*	*
Marc La Monte	1,500	*	0	*	*
Robert R. Mozdean	0	*	0	*	*
Joel I. Picket	0	*	0	*	*
Ariel Recanati	0	*	0	*	*
Oudi Recanati	0	*	0	*	*
Thomas F. Robards	0	*	0	*	*
Jean-Paul Vettier	0	*	0	*	*
Lois K. Zabrocky	200	*	0	*	*
Michael J. Zimmerman	10,000	*	0	*	*

*
Less than 1%

(1)
Overseas Shipholding Group, Inc. is the ultimate parent company of OSG Bulk Ships, Inc. and OSGM and therefore may be deemed to beneficially own the 8,000,435 common units and 15,000,000 subordinated units, in aggregate, held by OSG Bulk Ships, Inc. and OSGM. Excludes the 2% general partner interest held by the General Partner, a wholly owned subsidiary of OSG.

        Except as described in this Offer to Purchase, neither OSG nor, to the best of its knowledge, any of the persons listed in Annex I to this Offer to Purchase nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Units, has engaged in any transactions in Units in the past 60 days or is a party to any agreement, arrangement or understanding with any other person with respect to the Units or any other securities of the Partnership (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). OSG purchased 500,435 Units at $5.60 per Unit in a privately negotiated sale on October 10, 2008, its only purchase of Units during the past two years. As of the date of this Offer to Purchase, OSG owns all 15,000,000 of the issued and outstanding subordinated units, each of which is convertible into one common unit upon the satisfaction of certain conditions.

        As of the date hereof, (i) to the best of OSG's knowledge after reasonable inquiry, each of the executive officers and directors of the General Partner and each of the persons on Annex I attached hereto (to the extent he or she owns Units) intends to tender his or her Units in the Offer, (ii) except as discussed in the Schedule 14D-9, none of the Partnership, the General Partner's executive officers, directors or affiliates have made any public recommendation with respect to the Offer and (iii) except as discussed in the Schedule 14D-9, the Partnership has not made public any appraisal, report or opinion on the fairness of this transaction.

Future Plans and Proposals

        As described above under "Special Factors," the General Partner is our wholly owned subsidiary and, therefore, we have the ability to control the management of the Partnership. We currently intend that, upon consummation of the Offer and exercise of the Repurchase Right, we will hold the Units acquired and the Partnership will continue its business and operations substantially as they are currently being conducted. Consummation of the Offer and exercise of the Repurchase Right are not expected to have any effect on our U.S. "coastwise" business. If the Offer is not completed, we expect that the General Partner will continue to operate the business of the Partnership substantially as currently operated. As part of our ongoing management responsibilities, we will regularly review Partnership assets, capitalization, operations, and personnel.

        If the Offer is not consummated, we may seek to acquire additional Units through open market purchases, privately negotiated transactions, an offer or exchange offer or otherwise, upon terms and at prices as we determine, which may be more or less than the price paid in the Offer.

        Rule 13e-3 under the Securities Exchange Act of 1934 (the "Exchange Act") requires the filing of a transaction statement with the SEC whenever a "going-private" transaction, such as the Offer, has a reasonable likelihood or purpose of causing any class of equity securities, such as the Units, to no longer be held by 300 or more persons nor listed on a national securities exchange. In connection with the Offer, we have filed a Rule 13e-3 transaction statement with the SEC. If the Offer is consummated, the Partnership will cease filing periodic reports with the SEC and the Units will no longer be listed on the NYSE.

        Except as set forth herein, neither we nor the General Partner have any other present plans or proposals which relate to or would result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; any purchase or sale or transfer of a material amount of the Partnership's fleet; any change in composition of the Partnership's senior management or personnel or their compensation; any material change in the Partnership's present capitalization, indebtedness or any other material change in the Partnership's organizational structure or business. However, we expect that, consistent with the General Partner's fiduciary obligations, the General Partner will seek and review the Partnership's distribution policy and opportunities, including opportunities identified by us and to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to its owners.

THE OFFER

1.  Terms of the Offer; Expiration Date

        Upon the terms and subject to the conditions of the Offer, we will accept (and thereby purchase) any and all Units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in "The Offer—Section 4. Withdrawal Rights." For purposes of the Offer, the term "expiration date" shall mean 11:59 p.m., New York City time, on December 4, unless we in our reasonable discretion shall have extended the period of time for which the Offer is open. See "The Offer—Section 5. Extension of Tender Offer Period; Termination; Amendment; Subsequent Offering Period" for a description of our right to extend the period of time during which the Offer is open and to amend or terminate the Offer.

        If, prior to the expiration date, we increase the consideration offered pursuant to the Offer, the increased consideration will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

        The Offer is subject to the satisfaction of certain conditions. The Offer is conditioned on, among other things, more than 4,003,166 Units being tendered such that, after we purchase Units pursuant to the Offer, we would own more than 80% of the outstanding Units. We will not waive this condition. However, we reserve the right (but in no event shall we be obligated), in our reasonable discretion, to waive any of the other conditions. See "The Offer—Section 11. Conditions to the Offer," which sets forth in full the conditions to the Offer. If, on or prior to the expiration date, any or all of the conditions that may be waived have not been satisfied or waived, we reserve the right to (1) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (2) waive all the unsatisfied conditions and purchase, subject to the terms of the Offer, any and all Units validly tendered, (3) extend the Offer and, subject to your withdrawal rights, retain the Units that have been tendered during the period or periods for which the Offer is extended, or (4) amend the Offer. Although we intend to pay for tendered Units that have been accepted for payment as promptly as practicable, which we expect will be within three business days after expiration of the Offer, by executing the Letter of Transmittal, you will agree that the transfer of Units will be deemed to take effect as of the first day of the calendar quarter in which the Offer expires. Although the payment date will occur after expiration of the Offer, in the books and records of the Partnership the change in ownership of tendered Units will be made retroactive to the first day of the calendar quarter in which the Offer expires. For tax, accounting and financial reporting purposes, the transfer of tendered Units will be deemed to take effect on the first day of the calendar quarter in which the Offer expires. Accordingly, all profits and losses relating to any tendered Units will be allocated to us from and after this date. If we waive any material conditions to the Offer, we will notify you and, if necessary, we will extend the Offer period so that you will have at least five business days from the date of our notice to withdraw your Units.

        The Offer is being mailed on or about November 5, 2009 to the persons shown by the Partnership's books to have been Unitholders as of October 27, 2009.

2.  Acceptance for Payment and Payment for Units

        Upon the terms and subject to the conditions of the Offer, we will purchase, by accepting for payment, and will pay for, any and all Units validly tendered as promptly as practicable, which we expect will be within three business days after expiration of the Offer. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) a properly completed and duly executed Letter of Transmittal accompanied by the certificates evidencing such Units or (ii) confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Units into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") accompanied by an Agent's Message and (iii) any other documents required by the Letter of

Transmittal. See "The Offer—Section 3. Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

        For purposes of the Offer, we will be deemed to have accepted for payment pursuant to the Offer, and thereby purchased, validly tendered Units, if, as and when we give verbal or written notice to the Depositary of our acceptance of those Units for payment pursuant to the Offer. Payment for Units accepted for payment pursuant to the Offer will be made through the Depositary, which will act as agent for tendering Unitholders for the purpose of receiving cash payments from us and transmitting cash payments to tendering Unitholders.

        If any tendered Units are not accepted for payment by us for any reason, the Letter of Transmittal with respect to such Units not purchased may be destroyed by the Depositary or us or returned to you (or, in the case of Units tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, such Units will be credited to an account maintained at the Book-Entry Transfer Facility). You may withdraw tendered Units until the expiration date (including any extensions). After the expiration date, the Depositary may, on our behalf, retain tendered Units, and those Units may not be otherwise withdrawn if, for any reason, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or we are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer. Any such action is subject, however, to our obligation under Rule 14e-1(c) under the Exchange Act, to pay you the Offer price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

        We reserve the right to transfer or assign, in whole or in part, to one or more of our affiliates, the right to purchase Units tendered pursuant to the Offer, but no such transfer or assignment will relieve us of our obligations under the Offer or prejudice your rights to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

3.  Procedure for Tendering Units

        Valid Tender.    To validly tender Units pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other required documents must be received by the Depositary, at its address set forth on the back cover of this Offer to Purchase, on or prior to the expiration date. You may tender all or any portion of your Units. No alternative, conditional or contingent tenders will be accepted.

        Signature Requirements.    If the Letter of Transmittal is signed by the registered holder of a Unit and payment is to be made directly to that holder, then no signature guarantee is required on the Letter of Transmittal. Similarly, if a Unit is tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

        The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation. The Agent's Message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Units that are the subject of such Book-Entry Confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

        In order for you to tender in the Offer and receive payment for the Units you tender, your Units must be validly tendered and not withdrawn on or prior to the expiration date.

        Guaranteed Delivery.    If a Unitholder desires to tender Units pursuant to the Offer and the certificate evidencing such Unitholder's Units are not immediately available, or if such Unitholder cannot deliver the Units and all other required documents to the Depositary prior to the Expiration Date, or if such Unitholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Unit may nevertheless be tendered; provided, that all of the following conditions are satisfied:

  •
  such tender is made by or through an Eligible Institution;

  •
  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by OSG, is received prior to the Expiration Date by the Depositary as provided below; and

  •
  the Unit(s) certificates (or a Book-Entry Confirmation) evidencing all tendered Units, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of such Notice of Guaranteed Delivery.

        The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution substantially in the form set forth in the form of Notice of Guaranteed Delivery made available by OSG. In all cases, Units will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an Agent's Message in lieu of a Letter of Transmittal is received by the Depositary.

        The method of delivery of the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and all other required documents is at your option and risk, and delivery will be deemed made only when actually received by the Information Agent. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

        Appointment as Proxy; Power of Attorney.    By executing the Letter of Transmittal, you are irrevocably appointing us and our designees as your proxy, in the manner set forth in the Letter of Transmittal and each with full power of substitution, to the fullest extent of your rights with respect to the Units tendered by you and accepted for payment by us. Each such proxy shall be considered coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, we accept the tendered Units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). We and our designees will, as to those Units, be empowered to exercise all voting and other rights as a Unitholder as we, in our sole discretion, may deem proper at any meeting of Unitholders, by written consent or otherwise. By executing the Letter of Transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the Units tendered to be voted in accordance with our directions. The proxy granted by you to us will remain effective and be irrevocable for a period of ten years following the termination of the Offer.

        By executing the Letter of Transmittal, you also irrevocably constitute and appoint us and our designees as your attorneys-in-fact, each with full power of substitution, to the fullest extent of your rights with respect to the Units tendered by you and accepted for payment by us. Such appointment will be effective when, and only to the extent that, we pay for your Units, and will remain effective and be irrevocable for a period of ten years following the termination of the Offer. You will agree not to exercise any rights pertaining to the tendered Units without our prior consent. Upon such payment, all prior powers of attorney granted by you with respect to such Units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, we and our designees each will have the power, among other things, (1) to transfer ownership of such Units on the Partnership books maintained by the Partnership's transfer agent (and execute and deliver any accompanying evidences of transfer and authenticity it may deem necessary or appropriate in connection therewith), (2) upon receipt by the Depositary of the Offer consideration, to become a Unitholder, to receive any and all distributions made by the Partnership on or after the date on which we acquire such Units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (3) to execute and deliver to the General Partner a change of address form instructing the General Partner to send any and all future distributions to which we are entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form and (4) to endorse any check payable to you or upon your order representing a distribution to which we are entitled pursuant to the terms of the Offer, in each case, in your name and on your behalf.

        Assignment of Interest in Future Distributions.    By executing the Letter of Transmittal, you will irrevocably assign to us and our assigns all of your right, title and interest in and to any and all distributions made by the Partnership from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation, and all other distributions and payments from and after the expiration date of the Offer, in respect of the Units tendered by you and accepted for payment and thereby purchased by us. If, after the Unit is accepted for payment and purchased by us, you receive any distribution from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation and all other distributions and payments, from the Partnership in respect of such Unit, you will agree to forward promptly such distribution to us.

        Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by us, in our reasonable discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any particular Unit determined by us not to be in proper form or if the acceptance of or payment for that Unit may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive or amend any of the conditions to the Offer (except the minimum tender condition) that we are legally permitted to waive as to the tender of any particular Unit and to waive any defect or irregularity in any tender with respect to any particular Unit of any particular Unitholder. If we waive any of the conditions of the Offer with respect to the tender of a particular Unit or with respect to a particular Unitholder, we will waive such condition with respect to all other tenders of Units or all other Unitholders in the Offer as well. Our interpretation of the terms and conditions to the Offer (including the Letter of Transmittal) will be final and binding on all parties. No tender of Units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither we, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Unit or will incur any liability for failure to give any such notification.

        Backup Federal Income Tax Withholding.    To prevent the possible application of backup federal income tax withholding with respect to payment of the Offer price, you should provide us with your correct taxpayer identification number. See the instructions to the Letter of Transmittal and "Special Factors—Material Federal Income Tax Matters."

        State and Local Withholding.    If you tender any Units pursuant to the Offer, we may be required under state or local tax laws to deduct and withhold a portion of the Offer price. You should consult your tax advisor concerning whether any state or local withholding would be required on a disposition of your Units and whether such amounts may be available to you as a credit on your state or local tax returns.

        Transfer Taxes.    The amount of any transfer taxes (whether imposed on the registered holder of Units or any person) payable on account of the transfer of Units will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

        Binding Agreement.    A tender of a Unit pursuant to any of the procedures described above and the acceptance for payment of such Unit will constitute a binding agreement between the tendering Unitholder and us on the terms set forth in this Offer to Purchase and the Letter of Transmittal.

4.  Withdrawal Rights

        You may withdraw your tendered Units at any time prior to the expiration date of the Offer, including any extensions thereof. If you properly withdraw all of the Units you previously tendered in the Offer, the corresponding Letter of Transmittal, will be deemed revoked and of no force or effect.

        For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer. Any such notice of withdrawal must specify the name of the person who tendered, the number of Units to be withdrawn and the name of the registered holder of such Units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

        If purchase of, or payment for, a Unit is delayed for any reason, or if we are unable to purchase or pay for a Unit for any reason, then, without prejudice to our rights under the Offer, tendered Units may be retained by the Depositary; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the Offer price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

        Any Units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Units may be re-tendered at any time prior to the expiration date by following the procedures described in "The Offer—Section 3. Procedure for Tendering Units."

        All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by us in our reasonable discretion, which determination will be final and binding on all parties. Neither we, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.  Extension of Tender Offer Period; Termination; Amendment; Subsequent Offering Period

        We expressly reserve the right, in our reasonable discretion, at any time and from time to time, (1) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Unit, (2) to terminate the Offer and not accept any Units not theretofore accepted for payment or paid for if any of the conditions to the Offer are not satisfied and (3) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered, increasing or decreasing the Units being sought, or both). We will not assert any of the conditions to the Offer subsequent to the expiration date of the Offer. Notice of any such extension, termination or amendment will promptly be disseminated to you in a manner reasonably designed to inform you of such change. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of the Offer, in accordance with Rule 14e-1(d) under the Exchange Act.

        If we extend the Offer, or if we delay payment for a Unit (whether before or after its acceptance for payment) or are unable to pay for a Unit pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Information Agent may retain tendered Units and those Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in "The Offer—Section 4. Withdrawal Rights;" subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the Offer price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

        If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional Offer materials to the extent required by Rules 14d-4 and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, if any, will depend upon the facts and circumstances, including the materiality of the change, but generally will be five business days. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, if any, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to Unitholders. Accordingly, if, prior to the expiration date, we increase (other than increases of not more than two percent of the outstanding Units) or decrease the number of Units being sought, or increase or decrease the Offer price, and if the Offer is scheduled to expire at any time earlier than the tenth business day after the date that notice of such increase or decrease is first published, sent or given to Unitholders, the Offer will be extended at least until the expiration of such ten business days. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:00 a.m. through 11:59 p.m., New York City time.

        Pursuant to Rule 14d-11 under the Exchange Act, subsequent offering periods may be provided in tender offers for "any and all" outstanding units of a partnership. A subsequent offering period is an additional period of from three to twenty business days (a "Subsequent Offering Period") following the expiration date of the Offer, including any extensions, in which Unitholders may continue to tender Units not tendered in the Offer for the Offer price. If the Offer is successful, OSG may elect, in its sole discretion, to provide a Subsequent Offering Period. A Subsequent Offering Period, if provided, will not be an extension of the Offer. If OSG decides to provide for a Subsequent Offering Period, OSG will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. If OSG elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (but not beyond a total of twenty business days) by giving oral or written notice of such extension to the Depositary. If there is a Subsequent Offering Period, all Units validly tendered during the Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. There will be no withdrawal rights during any Subsequent Offering Period for Units tendered during the Subsequent Offering Period.

6.  Information Concerning Us and Certain of Our Affiliates.

        We are Overseas Shipholding Group, Inc., a Delaware corporation. We are one of the largest independent bulk shipping companies in the world. Our operating fleet as of June 30, 2009 consisted of 112 vessels aggregating 11.3 million dwt and 864,800 cbm, including 56 vessels that have been chartered-in under operating leases. In addition to its operating fleet of 112 vessels, charters-in for 11 vessels are scheduled to commence upon delivery of the vessels between 2009 and 2011 and 15 newbuilds are scheduled for delivery between 2009 and 2011, bringing the total operating and newbuild fleet to 138 vessels. Our Common Stock is listed and traded on the New York Stock Exchange under the symbol "OSG." OSG Bulk is a wholly owned subsidiary of OSG and the holding company for all of OSG's U.S. based assets. OSG Bulk is also the sole member of the General Partner.

        OSG's vessel operations are organized into four strategic business units and focused on market segments each serve: crude oil ("International Flag Crude Tankers Unit"), refined petroleum products ("International Flag Product Carriers Unit"), U.S. Flag vessels (the "U.S. Flag Unit") and gas (the "Gas Unit"). The International Flag Crude Tankers Unit manages International Flag ULCC, VLCC, Suezmax, Aframax and Panamax tankers; the International Flag Product Carriers Unit principally manages Panamax and Handysize Product Carriers; the U.S. Flag Unit manages all U.S. Flag vessels; and the Gas Unit at year end had four LNG carriers under management. Each business unit has dedicated chartering and commercial personnel while our technical ship management operations and corporate departments support our global fleet.

        We generally charter our vessels either for specific voyages at spot rates or for specific periods of time at fixed daily amounts. Spot market rates are highly volatile, while time and bareboat charter rates are fixed for a specific period of time, and provide a more predictive stream of revenues from contracts entered into with a customer for the use of the vessel for a specific period of time at a specific rate per unit (day or month) of time.

        Our principal executive office is located at 666 Third Avenue, New York, New York 10017, and our telephone number is (212) 953-4100. OSGM has its executive office at the same address.

        The names, positions and business addresses of our directors and executive officers, as well as a biographical summary of the experience of such persons for the past five years or more, are set forth on Annex I attached hereto and are incorporated herein by reference. None of the people set forth on Annex I was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        We are subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information with the SEC relating to our business, financial condition and other matters, including the complete financial statements summarized below. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, information filed by OSG with the New York Stock Exchange may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

        For more information regarding OSG, please refer to our Annual Report on Form 10-K for the year ended December 31, 2008 (particularly the management's discussion and analysis of financial condition and results of operations) and other reports and documents we have filed with the SEC.

        Except as described in "Special Factors—Reasons for the Offer," "—Conflicts of Interest and Transactions with Affiliates" and "The Offer—Section 7. Certain Information Concerning The Partnership" neither we nor, to the best of our knowledge, any of the persons listed on Annex I attached hereto, (1) beneficially own or have a right to acquire any Units, (2) has effected any transaction in the Units in the past 60 days, or (3) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Neither we nor our affiliates intend to tender any Units beneficially owned in the Offer.

7.  Certain Information Concerning The Partnership

        General.    The Partnership was organized by OSG on May 14, 2007, under the laws of the State of Delaware. It is the largest operator, based on barrel-carrying capacity, of U.S. flag product carriers and barges transporting refined petroleum products. On November 15, 2007, upon completion of the IPO, OSG contributed to the Partnership a fleet of ten product carriers, seven ATBs and one CTB, with an aggregate carrying capacity of approximately 4.9 million barrels. OSG also contributed to the Partnership a 37.5% ownership interest in ATC, a joint venture that transports crude oil from Alaska to the continental United States and which currently employs a fleet of four crude-oil tankers. The Partnership's ownership interests in its operating subsidiaries represent its only cash-generating assets.

        The Partnership's market is protected from direct foreign competition by the Jones Act, which mandates that all vessels transporting cargo between U.S. ports must be built in the United States, registered under the U.S. flag, manned by U.S. crews and owned and operated by U.S. organized companies that are controlled and at least 75% owned by U.S. citizens. Twenty-one of the twenty-three vessels in the Partnership's operating fleet at June 30, 2009 were operated in the U.S. "coastwise" trade in accordance with the Jones Act and all of the Partnership's future scheduled newbuild deliveries will qualify to operate under the Jones Act.

        As of October 27, 2009, the Partnership had 8 Unitholders of record representing approximately 4,800 beneficial Unitholders, and 15,004,500 Units and 15,000,000 subordinated units were issued and outstanding as of October 27, 2009.

        General Partner.    The General Partner is OSG America LLC, which is a wholly owned subsidiary of OSG. The principal executive office of the General Partner, and the Partnership, is located at Two Harbour Place, 302 Knights Run Avenue, Tampa, FL 33602, and the phone number is (813) 209-0600.

        Investment Objectives and Policies; Sale or Financing of Vessels.    In general, the General Partner regularly evaluates the Partnership's business by considering various factors, such as the Partnership's financial position, the shipping and oil and petroleum product markets as well as capital markets conditions. OSG and the General Partner plan to continue to operate in the U.S. "coastwise" trade because of the importance of that business to the long-term strategy of OSG.

        Capital Replacements.    The Partnership has an ongoing program of capital improvements, replacements and renovations, including drydockings, repairs, alterations and the upkeep of the vessels to the required standards and other improvements in the ordinary course of business. Although there can be no assurance as to the effect of capital expenditures on the future performance of the fleet, these expenditures are expected to improve the desirability of the fleet to customers.

        Competition.    There are other operators within the trade routes serviced by the Partnership's vessels. The number, size and quality of competitive operators in such trade routes could have a material effect on the market for the Partnership's vessels and the rates that may be charged for such vessels.

        Selected Consolidated Financial Information.    The following table sets forth summary historical consolidated financial data for the Partnership as of and for each of the six months ended June 30, 2009 and 2008 and as of and for each of the fiscal year ended December 31, 2008 and the periods November 15 through December 31, 2007 and January 1 through November 14, 2007.

	For the Six Months Ended June 30,
			For the Year Ended December 31, 2008	January 1 through November 14, 2007	November 15 through December 31, 2007
Income Statement Data (thousands of dollars)	2009	2008
Shipping Revenues	$143,565	$135,260	$286,323	$182,871	$31,136
Total operating costs and expenses	131,465	125,456	341,197	167,611	29,433
Operating (loss) income	13,238	11,427	(49,530)	18,452	4,254
Net (loss) income	10,868	8,690	(54,506)	5,561	3,606
Net (loss)/income per unit—basic and diluted(1)	0.36	0.28	(1.78)	—	0.12

		As of December 31,
	As of June 30, 2009
Balance Sheet Data (thousands of dollars)		2008	2007
Current assets	$38,468	$40,183	$43,747
Total assets	516,816	534,378	607,365
Current liabilities	42,893	34,875	28,731
Total liabilities	80,530	96,740	81,684
Partners' capital	431,861	442,946	540,697
Cash distribution declared per unit	0.750	1.3125	—
Weighted average units outstanding—basic	30,004,500	30,002,680	30,002,250
Book value per unit(2)	14.11	14.47	17.68

(1)
The Partnership has not historically reported Net (loss)/income per unit—basic and diluted from continuing operations and, if it did so, the value would equal Net (loss)/income per unit—basic and diluted.

(2)
Calculated by dividing partners' capital (reduced by the General Partner's interest) by the number of Units and subordinated units outstanding.

        This data set forth above are extracted from, and should be read in conjunction with, the audited financial statements for the year ended December 31, 2008 and the periods November 15 through December 31, 2007 and January 1 through November 14, 2007 in the Partnership's Annual Report on Form 10-K for the year ended December 31, 2008. Unaudited financial information can be found in the Partnership's Quarterly Reports on Form 10-Q for the three months ended March 31, 2009 and June 30, 2009. The financial statements are incorporated by reference herein. Such reports may be inspected at the SEC's public reference room in Washington, D.C., located at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. A copy of the reports can be also obtained from the SEC's web site at www.sec.gov, including the notes thereto. More comprehensive financial information is included in those reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by the Partnership with the SEC, and the following summary is qualified in its entirety by reference to those reports and such other documents and all of the financial information and notes contained therein. The Partnership has not historically reported a ratio of earnings to fixed charges.

        Legal Proceedings.    From time to time, the Partnership may be a party to a variety of legal proceedings related to its ownership, chartering and construction of the fleet which arise in the ordinary course of business. We are also involved in certain litigation with respect to the Offer. For more detail on the litigation with respect to the Offer, please see "The Offer—Section 12. Certain Legal Matters."

8.  Voting Power

        Decisions with respect to the day-to-day management of the Partnership are the responsibility of the General Partner. Because the General Partner is our wholly owned subsidiary, we control the management of the Partnership. Under the Partnership Agreement, Unitholders holding a majority of the outstanding Units must approve certain extraordinary transactions, including the removal of the General Partner, most amendments to the Partnership Agreement and the sale of all or substantially all of the Partnership's assets. We own 8,000,435 (or 53.3%) of the outstanding Units, 15,000,000 (or 100%) of the outstanding subordinated units and a 2% general partner interest, aggregating 77.1% of the total outstanding Units. Because we and our affiliates own a majority of the outstanding Units and control the Partnership's General Partner, we control the outcome of most voting decisions with respect to the Partnership. In general, we will vote the Units owned by us in the manner we deem to be in our best interests, which may not be in the interest of other Unitholders. See "Special Factors—Effects of the Offer."

9.  Source of Funds

        We expect that approximately $72 million will be required to purchase all of the Units that we are seeking in the Offer exclusive of fees and expenses. For more information regarding fees and expenses, see "The Offer—Section 13. Fees and Expenses." We have sufficient cash on hand to acquire all Units tendered pursuant to these offers. As of June 30, 2009, we had approximately $571 million of cash on hand.

10.  Dissenters' Rights

        Neither the Partnership Agreement nor applicable law provides any right for you to have your Units appraised or redeemed in connection with, or as a result of, the Offer or our exercise of the Repurchase Right. You have the opportunity to make an individual decision on whether or not to tender your Units in the Offer.

        No provisions have been made with regard to the Offer to allow you or other Unitholders to inspect the books of the Partnership or to obtain counsel or appraisal services at our expense or at the expense of the Partnership. However, as a Unitholder, you have the right under the Partnership Agreement to obtain a list of the other partners in the Partnership.

11.  Conditions to the Offer

        We will not accept for payment and pay for any Units tendered pursuant to the Offer, if fewer than 4,003,167 Units are tendered in the Offer such that the tendered Units, together with the Units already owned by us and our affiliates, would not represent more than 12,003,600 Units, which is more than 80% of the Units outstanding upon expiration of the Offer.

        We will not be required to accept for payment and pay for any Units tendered pursuant to the Offer, may postpone the purchase of, and payment for, Units tendered, and may terminate or amend the Offer at any time on or after the date of this Offer to Purchase and at or before the expiration of the Offer (including any extension thereof), if any of the following shall occur:

  •
  any consent from a third party shall not have been obtained, if the failure to obtain that consent would reasonably be expected to have, individually or in the aggregate, a material adverse effect (a "Material Adverse Effect") on either the Partnership or OSG; or

  •
  there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the NYSE or The Nasdaq National Market for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (2) the declaration of a banking moratorium or any suspension of payments, whether or not mandatory, in respect of banks in the United States, (3) the commencement of a war, declared or undeclared, or other international or national calamity directly or indirectly involving the United States, (4) any limitation, whether or not mandatory, by any governmental authority that would reasonably be expected to have a Material Adverse Effect on either the Partnership or OSG and on the extension of credit by banks or other financial institutions or (5) in the case of any of the foregoing, existing at the date the offer is initiated, a material acceleration or worsening thereof; or

  •
  there shall have been threatened in writing, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal (other than the Dukelow Complaint and the Balanced Beta Fund Complaint), which (1) challenges or seeks to challenge the acquisition by us of the Units, restrains, prohibits or delays the making or consummation of the Offer, prohibits the performance of any of the contracts or other arrangements entered into by us (or any of our affiliates) or seeks to obtain any material amount of damages as a result of the transactions contemplated by the Offer, (2) seeks to make the purchase of, or payment for, some or all of the Units pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the Units, (3) seeks to prohibit or limit the ownership or operation by us or any of our affiliates of the entity serving as the General Partner (which is our wholly owned subsidiary) or to remove such entity as the General Partner, or seeks to impose any material limitation on our ability or any of our affiliates to conduct the Partnership's business or own such assets, (4) seeks to impose material limitations on our ability or any of our affiliates to acquire or hold or to exercise full rights of ownership of the Units including, but not limited to, the right to vote the Units purchased by us on all matters properly presented to Unitholders or (5) in the case of each of the Dukelow Complaint and the Balanced Beta Fund Complaint, a material acceleration or worsening thereof; or

  •
  there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the Offer, the Partnership, the General Partner, OSG or any affiliate of ours or the Partnership, or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, directly or indirectly, results in any of the consequences referred to in clauses (1) through (5) of the immediately preceding paragraph; or

  •
  a tender or exchange offer for any Units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Exchange Act), or it shall have been publicly disclosed or we shall have otherwise learned that any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving the Partnership; or

  •
  (1) any person or group shall have entered into a definitive agreement or an agreement in principle with the Partnership or the General Partner with respect to a proposal for the acquisition of Units other than the Offer, or (2) the board of directors of the General Partner shall have resolved to do any of the foregoing.

        The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such conditions or, other than the first condition relating to the minimum number of Units tendered in the Offer, may be waived by us at any time in our reasonable discretion prior to the expiration of the Offer. We are not aware of any third-party contractual consent not obtained that could reasonably be expected to have a Material Adverse Effect on either the Partnership or OSG. The Partnership plans to repay any and all of its outstanding balance under its $200 million senior secured revolving credit agreement if, following the consummation of the Offer and the exercise of the Repurchase Right it is no longer listed on the NYSE. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances. If we waive any of the conditions to the Offer with respect to the tender of a particular Unit, we will waive such condition with respect to all other tenders of Units in the Offer as well. All conditions to the Offer will be satisfied or waived on or before the expiration of the Offer. We will not waive a material condition to the Offer on the expiration date. If we waive any material conditions to the Offer, we will notify you and, if necessary, we will extend the Offer period so that you will have at least five business days from the date of our notice to withdraw your Units.

12.  Certain Legal Matters

        General.    We are not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by our acquisition of Units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by us pursuant to the Offer, other than the filing of a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO with the SEC (which has already been filed) and any required amendments thereto. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership or its business, or that certain parts of its business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate the Offer without purchasing Units thereunder. Our obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 12.

        Unitholder Litigation.    Following the announcement of OSG's intent to make the Offer, two purported class action complaints on behalf of Unitholders have been filed separately by an individual and an entity each claiming to be a Unitholder of the Partnership. The first-filed complaint, filed on September 28, 2009 in the Supreme Court of the State of New York, County of New York, is captioned Cornelius P. Dukelow v. OSG America, L.P., et al., Index No. 650580/2009 (the "Dukelow Complaint"). The second-filed complaint, filed on October 8, 2009 in the Circuit Court of the 13th Judicial District, in and for Hillsborough County, Florida, is captioned Balanced Beta Fund v. Morten Arntzen, et al., Case No. 09-CA-025646 (the "Balanced Beta Fund Complaint"). Both complaints name as defendants OSG, the Partnership and each of the individual board members of the General Partner (and, in the Balanced Beta Fund Complaint, the General Partner). Both complaints purport to assert claims for breaches of fiduciary duties (against the individual defendants in the Dukelow Complaint and against the individual defendants, the General Partner, and OSG in the Balanced Beta Fund Complaint); the Dukelow

Complaint also purports to assert a claim for aiding and abetting the alleged breaches of fiduciary duties (against OSG). Both complaints allege, among other things, that the Offer price is unfair and inadequate, and that the Offer involves a process that is alleged to be either unfair or inadequate. In particular, the Balanced Beta Fund Complaint claims that Mr. Dolphin is not independent based on, among other things, the plaintiff's allegations that Mr. Dolphin and Mr. Arntzen serve as trustees of the Seamen's Church Institute and that OSG has made donations to that organization, including at least one in excess of $100,000. The Dukelow Complaint seeks, among other relief, to enjoin the Offer and subsequent exercise of the Repurchase Right or, alternatively, seeks damages in an unspecified amount in the event the proposed transactions occur. The Balanced Beta Fund Complaint seeks, among other relief, a declaratory judgment and compensatory and/or rescissory damages. The defendants believe that the claims made in these complaints are without merit and intend to vigorously defend against these actions.

        The foregoing summaries of the Dukelow Complaint and the Balanced Beta Fund Complaint are qualified in their entirety by reference to the Dukelow Complaint and the Balanced Beta Fund Complaint, which are filed as, respectively, Exhibit (a)(5)(i) and Exhibit (a)(5)(ii), both of which are incorporated in this Offer to Purchase.

        Antitrust.    We do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units contemplated by the Offer.

        Margin Requirements.    The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

        State Laws.    We are not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) any Unitholders residing in such jurisdiction. In those jurisdictions with securities or blue sky laws that require the Offer to be made by a licensed broker or dealer, the Offer shall be made on behalf of us, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

13.  Fees and Expenses

        You will not pay any partnership transfer fees if you tender your Units. Except as set forth herein, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer.

        OSG has retained each of BofA Merrill Lynch and Evercore as its financial advisor in connection with the Offer. OSG has agreed to pay reasonable and customary compensation for BofA Merrill Lynch's services in connection with the Offer and BofA Merrill Lynch and Evercore have agreed to share in certain of the fees payable by OSG to BofA Merrill Lynch. OSG has agreed to reimburse each of BofA Merrill Lynch and Evercore for their expenses, including the fees and expenses of their counsel, and to indemnify each of BofA Merrill Lynch and Evercore and certain of their related parties against certain liabilities that may arise out of the rendering of their services, including liabilities under the federal securities laws.

        OSG has retained Innisfree M&A Incorporated to act as Information Agent in connection with the Offer. The Information Agent may contact Unitholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee Unitholders to forward materials relating to the Offer to beneficial owners of the Units. OSG will pay the Information Agent reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify it against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

        OSG will also pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by OSG for customary mailing and handling expenses incurred by them in forwarding material to their customers

        OSG will pay all costs and expenses of printing and mailing the Offer and any related legal fees and expenses. The Partnership will not be responsible for paying any of the fees or expenses incurred by us in connection with the Offer.

        The following is an itemized statement of the aggregate estimated expenses incurred and to be incurred in the Offer by us:

Information Agent Fees and Depositary	$30,000
Financial Advisory Fees	1,350,000
Legal Fees	750,000
Printing Fees Mailing and Postage	70,000

Total	$2,200,000

        In addition, the Partnership will incur its own fees and expenses in connection with the Offer, including with respect to the Conflicts Committee, retaining advisors on the Conflicts Committee's behalf and generally responding to and dealing with the Offer.

        No person has been authorized to give any information or to make any representation on behalf of us not contained herein, or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

        We make no recommendation regarding whether you should accept the Offer. You are instead urged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept the Offer.

        We have filed with the SEC a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, pursuant to Sections 13(e)(3), 14(d)(1) and Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Partnership has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Section 14(d)(4) and Rule 14d-9 under the Exchange Act, furnishing certain additional information about the Partnership's and the General Partner's position concerning the Offer, and the Partnership may file amendments thereto. The Schedules TO and 14D-9 and any amendments to either Schedule, including exhibits, may be inspected and copies may be obtained at the same place and in the same manner as described in "The Offer—Section 7. Certain Information Concerning The Partnership."

        The Letter of Transmittal and any other required documents should be sent or delivered by each Unitholder or such Unitholder's broker, dealer, bank, trust company or other nominee to the Depositary at its address set forth on the next page.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Unitholders Call Toll-Free: (888) 750-5834
Banks & Brokers Call Collect: (212) 750-5833

The Depositary for the Offer is:

By Mail:	By Overnight Courier or Hand:
BNY Mellon Shareowner Services Attn: Corporate Action Dept., 27th Floor P.O. Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services Attn: Corporate Action Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310
By Telephone: (201) 680-4860

ANNEX I

OFFICERS AND DIRECTORS

        The following tables set forth the name, business address, present principal occupation, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of each director and executive officer of Overseas Shipholding Group, Inc. ("OSG") and OSG Bulk Ships, Inc. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her business address at 666 Third Avenue, New York, New York 10017. OSG America L.P. (the "Partnership") is managed and operated by the directors and officers of the OSG America LLC, the general partner of the Partnership (the "General Partner"), which is OSG's wholly owned subsidiary. All of the Partnership's operating personnel are employees of an affiliate of the General Partner. The President and Chief Executive Officer of the General Partner, Myles R. Itkin, and the Chief Financial Officer, Henry Flinter, allocate their time between managing OSG's business and affairs and the business and affairs of the Partnership. Mr. Itkin is OSG's Executive Vice President, Chief Financial Officer and Treasurer. The amount of time Mr. Itkin allocates between our business and the businesses of the Partnership varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. The executive officers of the General Partner who are also employed by OSG may be used by OSG in connection with the transaction.

Overseas Shipholding Group, Inc.
Board of Directors

Name	Position
Michael J. Zimmerman	Chairman of the Board
Morten Arntzen	President, Chief Executive Officer and Director
G. Allen Andreas III	Director
Alan R. Batkin	Director
Thomas B. Coleman	Director
Charles A. Fribourg	Director
Stanley Komaroff	Director
Solomon N. Merkin	Director
Joel I. Picket	Director
Ariel Recanati	Director
Oudi Recanati	Director
Thomas F. Robards	Director
Jean-Paul Vettier	Director

Executive Officers

Name	Position
Morten Arntzen	President and Chief Executive Officer
Mats Berglund	Senior Vice President and Head of International Crude Transportation Strategic Business Unit
Ian T. Blackley	Head of International Shipping Operations and Managing Director and Chief Operating Officer, OSG Ship Management (UK) Ltd.
George Dienis	Managing Director and Chief Operating Officer, OSG Ship Management (GR) Ltd.
James I. Edelson	General Counsel and Secretary

Name	Position
Myles R. Itkin	Executive Vice President, Chief Financial Officer and Treasurer
Robert E. Johnston	Senior Vice President and Head of the U.S. Strategic Business Unit
Marc La Monte	Head of Gas Strategic Business Unit
Robert R. Mozdean	Head of Worldwide Human Resources
Lois K. Zabrocky	Senior Vice President and Head of International Product Carrier Strategic Business Unit

OSG Bulk Ships, Inc.
Board of Directors

Name	Position
Morten Arntzen	President and Director
Myles R. Itkin	Senior Vice President, Treasurer & Director
Robert E. Johnston	Senior Vice President & Director

Executive Officers

Name	Position
Morten Arntzen	President
James I. Edelson	Secretary
Myles R. Itkin	Senior Vice President, Treasurer & Director
Robert E. Johnston	Senior Vice President & Director
Jerry Miller	Controller

Name	Principal Occupation for the Last Five Years
Morten Arntzen	Morten Arntzen is Chairman of the Board of Directors of the General Partner and has served as such since the inception of the General Partner in May 2007. Mr. Arntzen has also served as President, Chief Executive Officer and a Director of OSG since January 2004. Prior to joining OSG, Mr. Arntzen was employed in various capacities by American Marine Advisors, Inc., a U.S. based merchant banking firm specializing in the maritime industry, from 1997 to 2004, most recently serving as Chief Executive Officer. Mr. Arntzen is a director of Royal Caribbean Cruises Ltd.
G. Allen Andreas III
G. Allen Andreas III is a Director of OSG and serves as Director of GoodHill Partners L.P., an investment management company. Prior to joining GoodHill Partners L.P. in 2009, Mr. Andreas served as Director of Delaware Street Capital, LLC.

Name	Principal Occupation for the Last Five Years
Alan R. Batkin	Alan R. Batkin is a Director of OSG and serves as Vice Chairman of Eton Park Capital Management, L.P., a global, multi-disciplinary investment firm. Mr. Batkin is also a director of Hasbro, Inc., Cantel Medical Corp and Omnicom Group, Inc. Mr. Batkin served as Vice Chairman of Kissinger Associates, Inc., a geopolitical consulting firm, for more than five years prior to February 28, 2007.
Mats H. Berglund
Mats H. Berglund was an officer of Stena Rederi AB of Sweden, a company which supports and coordinates the shipping activities of Stena AB, one of the largest privately-held shipping companies in the world, serving as President from January 2003 to August 2005 prior to joining OSG in 2005. Mr. Berglund is a citizen of Sweden.
Ian T. Blackley
Ian T. Blackley was employed by OSG in numerous positions, including Assistant Treasurer and Vice President, Treasury of OSG Ship Management, Inc. for at least five years prior to becoming Managing Director and Chief Operating Officer of OSG Ship Management (UK) Ltd.
Thomas B. Coleman
Thomas B. Coleman is a Director of OSG and serves as Chief Executive Officer of International-Matex Tank Terminals, whose principal business is deep water bulk liquid terminals and logistics. Mr. Coleman has been principally engaged in his present employment for the past five years.
George Dienis
George Dienis worked for Stelmar Shipping Ltd., a publicly traded shipping company that OSG acquired in January 2005, in several management capacities including Chief Operating Officer for at least five years prior to becoming Managing Director and Chief Operating Officer of OSG Ship Management (GR) Ltd. Mr. Dienis is a citizen of Greece.
James I. Edelson	James I. Edelson was employed as Associate General Counsel of OSG from January 2000 until January 2005, prior to becoming General Counsel of the Company.
Charles A. Fribourg
Charles A. Fribourg is a Director of OSG and serves as a Directeur General of Arlon Group (Europe) S.A., an investment holding company and a subsidiary of Continental Grain Company. Mr. Fribourg has been principally engaged in his present employment for the past five years.

Name	Principal Occupation for the Last Five Years
Myles R. Itkin	Myles R. Itkin is President, Chief Executive Officer and a Director of the General Partner. Mr. Itkin has served as a Director since the inception of our general partner in May 2007. Mr. Itkin has served as Chief Executive Officer since January 2009. Prior to then, Mr. Itkin served as Chief Financial Officer. Mr. Itkin has also served since 2006 as Executive Vice President of OSG (Senior Vice President from 1995 through 2006) and since 1995 as Chief Financial Officer and Treasurer of OSG. Mr. Itkin is a director of Danaos Corporation.
Robert E. Johnston
Robert E. Johnston is a Director of the General Partner and has served as such since the inception of the General Partner in May 2007. Capt. Johnston has also served as the Head of the U.S. Strategic Business Unit since January 2009. Prior to that, Capt. Johnston served as Senior Vice President and Head of Shipping Operations of OSG from September 2005, with responsibility for all technical management of OSG's international flag and U.S. flag fleets. Prior to that, Capt. Johnston served as Senior Vice President and Chief Commercial Officer of OSG since October 1998. Capt. Johnston's business address is Two Harbour Place, 302 Knights Run Avenue, Tampa, FL 33602.
Stanley Komaroff
Stanley Komaroff is a Director of OSG and serves as a Senior Advisor of Henry Schein, Inc., a distributor of healthcare products and services. Mr. Komaroff served as Senior Partner of the law firm of Proskauer Rose LLP for more than five years prior to year end 2003.
Marc La Monte
Marc La Monte worked for OSG in various management capacities relating to chartering and vessel sales and purchases for at least five years prior to becoming Head of Gas Strategic Business Unit in September 2008.
Solomon N. Merkin
Solomon N. Merkin is a Director of OSG and serves as President of Leib Merkin, Inc., a private investment company. Mr. Merkin served as Vice President of Leib Merkin Inc. for more than five years prior to August 2003.
Jerry Miller	Jerry Miller has served in several different accounting and audit positions with OSG and its subsidiaries for more than the past 27 years, serving as Controller of OSG since February 1, 2006.
Robert R. Mozdean
Robert R. Mozdean served as Vice President of Human Resources and Legal Affairs at the Dannon Company, Inc., a leading producer of yogurt products in the United States for at least five years prior to becoming Head of Worldwide Human Resources for OSG in September 2005.

Name	Principal Occupation for the Last Five Years
Joel I. Picket	Joel I. Picket is a Director of OSG and serves as Chairman of the Board and Chief Executive Officer of Gotham Organization Inc., whose principal business is real estate, construction and development. Mr. Picket has been principally engaged in his present employment for the past five years.
Ariel Recanati
Ariel Recanati is a Director of OSG and serves as President of Maritime Overseas Corporation, a private family management company. Mr. Recanati has been principally engaged in his present employment for the past five years.
Oudi Recanati	Oudi Recanati is a Director of OSG. Mr. Recanati is a director of companies and has been principally engaged in his present employment for the past five years. Mr. Recanati is a citizen of Israel.
Thomas F. Robards
Thomas F. Robards is a Director of OSG and serves as a Principal of Robards & Company LLC, whose principal business is investment advising and consulting services. Mr. Robards served as Senior Vice President and Chief Financial Officer of the American Museum of Natural History from 2003 until 2004. Mr. Robards is also a director of HSBC Investor Funds.
Jean-Paul Vettier
Jean-Paul Vettier is a Director of OSG and has served as CEO of Petroplus Holdings AG since October 2009, which is the largest independent refiner and wholesaler of petroleum products in Europe. Mr. Vettier served as a Senior Advisor to First Reserve Corporation, a private equity firm; and a Senior Advisor to Roland Berger Strategy Consultants, a consulting firm. Mr. Vettier served as Chairman and Chief Executive Officer of Total Refining and Marketing (formerly TotalFinaElf Refining and Marketing) and a member of the Executive Committee of Total (formerly TotalFinaElf) for at least five years prior to April 1, 2006. Mr. Vettier is also a director of Dresser-Rand Group Inc. Mr. Vettier is a citizen of France.
Lois K. Zabrocky
Lois K. Zabrocky worked for OSG in various management capacities relating to chartering and other commercial functions for at least five years prior to her appointment as Head of the Company's International Product Carrier Strategic Business Unit in September 2005.
Michael J. Zimmerman
Michael J. Zimmerman is a Director of OSG and serves as Chairman of the Board of OSG and Executive Vice President and Chief Financial Officer of Continental Grain Company, whose principal business is diversified agribusiness and investment. Mr. Zimmerman has been principally engaged in his present employment for the past five years. Mr. Zimmerman is also a director of Financial Federal Corporation and KBW, Inc.

        Questions and requests for assistance or for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Unitholders Call Toll-Free: (888) 750-5834
Banks & Brokers Call Collect: (212) 750-5833

The Depositary for the Offer is:

By Mail:	By Overnight Courier or Hand:
BNY Mellon Shareowner Services Attn: Corporate Action Dept., 27th Floor P.O. Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services Attn: Corporate Action Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310
By Telephone: (201) 680-4860